UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 001-38769

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Cigna Group 401(k) Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Cigna Group
900 Cottage Grove Road
Bloomfield, Connecticut 06002

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Financial Statements and
Supplemental Schedule

December 31, 2023 and 2022

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	4

Notes to the Financial Statements	5

Supplemental Schedule*
Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023	17
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of The Cigna Group 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Cigna Group 401(k) Plan (the “Plan”) as of December 31, 2023 and 2022 and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022 and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting

and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 26, 2024

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2023	2022
	(In thousands)
Assets

Investments, at fair value (See Note 4)	$9,182,783	$7,818,137

Investments, at contract value (See Note 5)	3,808,952	3,685,084

Notes receivable	155,948	146,070

Employer contributions receivable	18,866	18,680

Net assets available for benefits	$13,166,549	$11,667,971

The accompanying Notes to the Financial Statements are an integral part of these statements.

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2023
(In thousands)

Investment Income

Net appreciation in fair value of investments	$1,409,591

Other investment income	93

Interest	108,703

Dividends	17,284

Net investment income	1,535,671

Interest income on notes receivable from participants	10,046

Contributions

Employee contributions	540,668

Employer contributions, net	292,458

Rollover contributions	64,735

Total contributions	897,861

Deductions

Benefits paid to participants	(942,235)

Plan expenses	(2,765)

Total deductions	(945,000)

Net increase	1,498,578

Net assets available for benefits
Beginning of year	11,667,971

End of year	$13,166,549

The accompanying Notes to the Financial Statements are an integral part of these statements.

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 1 – Description of the Plan

The following description of The Cigna Group 401(k) Plan (the “Plan”) provides general information only. A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the Plan’s Summary Plan Description and Prospectus. On February 13, 2023, the Plan Sponsor’s name was changed from Cigna Corporation to The Cigna Group and the Plan's name was changed from Cigna 401(k) Plan to The Cigna Group 401(k) Plan. Generally, all U.S.-based employees of participating subsidiaries and affiliates of The Cigna Group (“Cigna” or “Plan Sponsor”) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). As of December 31, 2023 and 2022 and for the year ended December 31, 2023, Prudential Bank & Trust, FSB, was the Trustee for the Plan.

Plan Administration

The Cigna Group Retirement Plan Committee, which is comprised of three members of Cigna's management, is the primary Plan fiduciary. This committee delegates responsibility for administration of the Plan to the Plan Administrator, a Cigna employee. The Plan Administrator and Retirement Plan Committee have arranged with Empower Annuity Insurance Company ("EAIC") to perform the primary administrative, recordkeeping and asset management functions on behalf of the Plan. The Plan’s previous administrative services provider and record keeper, Prudential Retirement Insurance and Annuity Company, was acquired by Empower on April 1, 2022 and renamed EAIC. The Retirement Plan Committee is responsible for, among other things, selecting and monitoring the Plan’s investments.

Investments

The Plan’s investment options include a fixed income fund, which is supported by both traditional and synthetic fully benefit-responsive investment contracts (see Note 5); Cigna common stock; and pooled separate accounts that invest in equities, bonds, derivatives or funds. Participants may transfer assets among the investment options, subject to certain restrictions. For example, transfers involving assets invested in Cigna common stock may be subject to restrictions imposed under Cigna’s Policy on Securities Transactions and Insider Trading. See Notes 4 and 5 for additional information regarding the Plan’s investment options.
The Plan uses an age-appropriate Moderate target portfolio under Empower Retirement’s GoalMaker® asset allocation program ("GoalMaker") as its default investment option. GoalMaker meets the requirements to be a Qualified Default Investment Alternative ("QDIA") under federal law. Participants are invested in the QDIA if they have not made their own investment allocation election or may be invested due to a plan merger if they do not elect how their old plan account should be invested after the plan merger occurs.

Employee Contributions

The Plan permits employees to make pre-tax and Roth contributions (regular and catch-up). A Roth 401(k) is an employer-sponsored investment savings account that is funded with after-tax contributions up to the Plan's limit and future withdrawals are tax-free. In addition to pre-tax and Roth 401(k) contributions, effective January 1, 2022, the Plan also permits after-tax contributions. The maximum after-tax limit in 2023 increased from $10,000 to $20,000 per year.

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
The contribution rate maximum is 80% of a participant’s eligible pay. This is a total limit that applies to all employee contributions.

The Plan uses an automatic contribution rate increase program called Contribution Accelerator. If an eligible participant’s pre-tax contribution rate is at least 1% but less than 11%, the contribution rate is automatically increased by 1% at the beginning of each year until it reaches 12%. Eligible participants can opt out of Contribution Accelerator or change the date when the increase would go into effect each year. Effective January 1, 2023, the maximum automatic contribution rate under the Contribution Accelerator program was increased from 11% to 12%. See Note 10 for information regarding changes to the maximum automatic contribution rate effective January 1, 2024.
All employees, however, are still subject to the annual dollar limit set by the Internal Revenue Service ("IRS"). Employee contributions may be invested in any combination of investment options offered by the Plan subject to certain other Internal Revenue Code ("IRC") limitations and any restrictions imposed under Cigna’s Policy on Securities Transactions and Insider Trading.

Employer Contributions

All employees are eligible for employer-matching contributions as soon as they join the Plan. The maximum effective regular matching contribution is 5% of a participant's first 6% of eligible pay. The match formula is equal to 100% on the first 4% of eligible pay contributed (a 4% of pay match) plus 50% on the next 2% of pay contributed (a 1% pay match). The company match rate applies to pre-tax, Roth contributions, after-tax contributions and catch-up contributions – to the extent those contributions are part of an employee’s first 6% of pay contributed. New employees are automatically enrolled in the Plan after 30 days from date of hire and are eligible to receive the maximum regular matching contribution. These new employees can opt out of auto enrollment as well as the Contribution Accelerator. Regular matching contributions are made at the same time employee contributions are made, typically bi-weekly, but no less frequently than monthly.

The Plan also provides a “true-up” matching contribution after the close of each Plan year. The true-up match is an added employer contribution, if necessary to make the year’s total matching contributions equal to what they would have been on a “look-back” if all employee match eligible contributions were made as of the end of the year and matching contributions were based on the participant’s total annual eligible earnings as of the end of the year. The true-up match provides otherwise missed regular matching contributions for eligible participants caused by changes in an employee’s contribution rates during the year.
All types of matching contributions (regular and true-up) are collectively referred to as "employer contributions."
In addition to providing regular matching contributions and true-up contributions, the Plan also provides for discretionary matching contributions. The Plan Sponsor did not make a discretionary matching contribution to the Plan for 2023 and 2022.

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Service Contract Act Contributions

Certain former participants of the Express Scripts, Inc. 401(k) Plan are eligible for additional contributions (“SCA Contributions”) to comply with the Service Contract Act (“SCA”) of 1965. SCA Contributions are determined by multiplying the contractually required hourly rate by the hours worked by such participant during the period from which such contribution is made (but not in excess of the hours required by the SCA to be credited for such purposes). This amount is then reduced by the cost of fringe benefits otherwise credited to such participant outside of the Plan for such period. For the 2023 plan year, the total SCA contributions were approximately $3.8 million.

Rollover Contributions

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other “eligible retirement plans,” as defined in IRC section 401(a)(31)(E). Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer contribution and investment earnings, net of expenses. A participant is entitled to their vested account balance.

Vesting

Employee and non-elective SCA employer contributions and related investment earnings are always fully vested.
Employer contributions and related investment earnings become fully vested upon completion of two years of service. Employer contributions made at any time and related investment earnings become fully vested earlier when an employee reaches age 65; dies; becomes totally and permanently disabled; or continues to be employed by a participating Cigna company that is sold and does not maintain a successor plan. Early vesting also would occur if Cigna discontinues matching contributions or terminates the Plan.

Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year.

Forfeitures

If a participant has a termination of employment with Cigna, any unvested portion of the participant’s account is forfeited as of the earlier of (1) the date that the participant receives a distribution of the entire vested portion of his or her account, or if the account is subject to mandatory distribution, distribution has been made to the participant automatically, or (2) the end of the Plan year in which the participant has incurred five consecutive one-year breaks in service. Any forfeited amounts are first used to pay Plan expenses, other than routine administrative expenses, as determined and directed by the Plan Administrator, and second, to reduce the amount of subsequent matching contributions otherwise payable by the participating

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Cigna company that employed the participant. During the year ended December 31, 2023, employer contributions were reduced by approximately $5.5 million. No forfeiture amounts were used to offset Plan expenses.

Notes Receivable

The notes receivable amount represents the unpaid principal balance on unpaid loans. The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, including restriction of post-2009 Cigna employer contributions, at an annual rate of interest with a specified repayment period. The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance. A participant may have no more than two outstanding loans. Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence.

The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities. The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant’s vested account balance. EAIC charges the participant a $50 fee to process Plan loans and a $20 annual loan maintenance fee for new loans. At December 31, 2023, loan interest rates ranged from 2.36% to 10.50% and as of December 31, 2022, loan interest rates ranged from 2.36% to 9.75%.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan. Upon termination of employment for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment. If the participant’s vested account balance is more than $1,000 but not more than $5,000 and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to an Individual Retirement Account or Individual Retirement Annuity ("IRA") sponsored by an Empower Retirement affiliate. The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA. If a Plan participant with a balance greater than $5,000 terminates and does not withdraw funds, the account becomes inactive. Inactive Plan participants can request withdrawals at any time. The required minimum distribution age is age 72 (if your birthdate is July 1, 1949-December 31, 1950), age 73 (if your birthdate is January 1, 1951-December 31, 1959), or age 75 (if your birthdate is on or after January 1, 1960), and requires terminated participants to receive annual withdrawals of certain minimum amounts (based on their remaining life expectancy). To the extent a participant’s account is invested in Cigna common stock, the participant may elect to receive such amounts in shares.

Additionally, the Plan allows participants to take Qualified Birth Adoption Distributions (QBADs) from the Plan. The amount of the QBAD may not exceed a participant’s vested account balance or, if less, $5,000 minus the amount of any other QBAD taken by the participant.

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Plan Expenses

Administrative expenses and certain investment management fees are reported separately, and participant accounts are directly charged, on a quarterly basis, with the same administrative fee regardless of their investment options. Effective January 1, 2023, the annual administrative fee remained at 0.0130% of the participant’s account up to a maximum of $90.

Brokers’ commissions resulting from buying or selling Cigna common stock are paid from the participants’ account balances and are reflected as a reduction of investment income in these financial statements. Fees related to pooled separate accounts and underlying fund investments are netted against investment returns of each pooled separate account. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by Cigna.

Plan Termination

Cigna intends to continue the Plan indefinitely but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time prior to that. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner Cigna elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Note 2 – Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Amounts recorded in the financial statements reflect management’s estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.
Valuation of Investments and Income Recognition

Except for the fully benefit-responsive benefit investment contracts, which are valued at contract value, plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of Cigna common stock is based upon its quoted market price. Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized when earned. Dividends are recognized on the ex-dividend date. Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Contributions

Contributions from Plan participants and the matching contributions from the employer are recorded in the year they are withheld.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Note 3 – Plan Amendments

The Plan was amended on April 21, 2022 to convert the Cigna common stock fund under the Plan from a “stock bonus plan” within the meaning of IRC section 401(a) to an "employee stock ownership plan" for purposes of IRC section 4975(e)(7) effective May 23, 2022. As a result of the change, beginning with dividends awarded in 2Q 2022, Plan participants can elect to receive their dividends from the Cigna Stock Fund in cash. The Plan default remains for dividends to be reinvested in Plan participant accounts unless they elect the cash option.

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 4 – Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial Assets Carried at Fair Value

The following table provides information as of December 31, 2023 and 2022 about the Plan’s financial assets carried at fair value on a recurring basis.

2023	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$1,026,449	$—	$1,026,449
Pooled separate accounts:
Fixed maturities	—	254,175	254,175
Equity securities	—	7,902,159	7,902,159
Total assets at fair value	$1,026,449	$8,156,334	$9,182,783

2022	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$1,188,490	$—	$1,188,490
Pooled separate accounts:
Fixed maturities	—	217,027	217,027
Equity securities	—	6,412,620	6,412,620
Total assets at fair value	$1,188,490	$6,629,647	$7,818,137

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 5 – Financial Assets Carried at Contract Value

The Plan’s Fixed Income Fund is supported by four separate fully benefit-responsive investment contracts, including a traditional investment contract and three synthetic investment contracts. The Fixed Income Fund functions as a “fund of funds”, and blends the crediting rates of the individual investment contracts to create a single melded crediting rate for the Fixed Income Fund. The melded rate approximates the rates of the supporting investment contracts and is utilized for Plan accounting purposes only. While EAIC does not guarantee, support or otherwise back the melded book value, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at their melded book value.

The Plan transacts with each of the four separate contract issuers at contract value. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at their contract value in the statements of net assets available for benefits. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by the Plan if participants were to initiate permitted transactions. Contract value represents contributions made under each contract, plus earnings, less withdrawals, and administrative expenses.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

	As of December 31,
(In thousands)	2023	2022
Financial assets at contract value:
Traditional investment contract	$699,459	$679,254
Synthetic investment contracts	3,109,493	3,005,830
Total assets at contract value	$3,808,952	$3,685,084

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer insurance company to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself and there are no reserves against contract value for the credit risk of the contract issuer.

Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Plan include three wrapper contracts with the Prudential Insurance Company of America ("PICA"), Voya Retirement Insurance and Annuity Company ("VRIAC"), and Massachusetts Mutual Life Insurance Company ("MassMutual"), each of which provide a guarantee that their crediting rate will not fall below 0 percent. Assets supporting these contracts are comprised of diversified fixed income securities. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Crediting rates are reviewed not less than annually for resetting, and any adjustments can then be passed through to participants, which would generally be performed

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
through updating of the crediting rate for the Fixed Income Fund in order to bring the melded book value of the participants in line with the Plan’s cumulative contract value on the four underlying fully benefit-responsive investment contracts.

The traditional investment contract held by the Plan is a guaranteed investment contract with EAIC. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0 percent and is reviewed not less than annually for resetting.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
2.Premature termination of the contracts;
3.Plan termination or merger;
4.Changes to the Plan’s prohibition on competing investment options;
5.Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations;
6.Bankruptcy of EAIC, the contract issuer to the traditional investment contract.

Note that if these certain events were to occur, the Plan may not be able to transact at contract value with the contract issuers and may elect to reflect any difference between market value and contract value by adjusting participants’ melded book value in the Fixed Income Fund. It is possible that under such events participants’ melded book value may decrease, however, the Plan Sponsor does not believe it is probable that such events will occur.

Note 6 – Tax Status

The Plan's design and current operations are consistent with all IRS requirements for tax exemption. This was confirmed by the IRS through the issuance to Cigna of a favorable determination letter dated August 24, 2021. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan may be subject to IRS audit but there is no such audit currently in progress, nor has there been one in the recent past. However, the federal tax years that remain open and subject to an audit based on IRS general procedures are 2017 to 2022. Tax years 2017 and 2018 are under examination.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
examination by the Internal Revenue Service. As of December 31, 2023 and 2022, there were no uncertain positions taken that had an effect on the Plan financial statements or that required disclosure.

Note 7 – Related Party Transactions and Party in Interest Transactions

The Plan invests in Cigna common stock. During the year ended December 31, 2023, the Plan purchased shares of Cigna common stock for $63,845,436 (228,788 shares) and sold shares of Cigna common stock for $110,181,399 (387,936 shares). The Cigna Stock Fund experienced net depreciation of $115,705,144 for the year ended December 31, 2023.

The Plan also invests in pooled separate accounts and fully benefit-responsive investment contracts, which are administered by EAIC, the Plan’s third party administrator and record-keeper. Activity reported by EAIC for these investments qualify as party in interest transactions. Fees incurred by the Plan for administrative services are included in Plan expenses and totaled approximately $2.8 million in 2023. These have been paid directly to EAIC.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks, including credit risk on fully benefit-responsive investment contracts. Credit risk exists for these contracts because there are no reserves by the insurance company against the contract value disclosed, other than the underlying assets of the synthetic investment contracts, which the Plan owns. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict.

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2023 and 2022.

	As of December 31,
(In thousands)	2023	2022
Net Assets available for benefits per the Statements of Net Assets Available for Benefits	$13,166,549	$11,667,971

Difference between contract value and fair value on fully benefit-responsive contracts (a)	(228,710)	(301,259)
Net Assets available for benefits per the Form 5500	$12,937,839	$11,366,712

(a)Fully benefit-responsive contracts are required to be carried at contract value in the Statements of Net Assets Available for Benefits.

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 10 – Subsequent Events
Effective January 1, 2024, the maximum automatic contribution rate under the Contribution Accelerator program was increased from 12% to 13% and it will increase by an additional 1% annually thereafter until the maximum automatic contribution rate reaches 15%.

SUPPLEMENTAL SCHEDULE

17

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2023
(In thousands)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
*Cigna	THE CIGNA GROUP COMMON STOCK	Common Stock				$1,026,449

*PRIAC	LARGE CAP BLEND FUND	Pooled Separate Account				$696,234

*PRIAC	MID CAP BLEND FUND	Pooled Separate Account				$454,844

*PRIAC	SMALL CAP BLEND FUND	Pooled Separate Account				$409,319

*PRIAC	INTERNATIONAL STOCK FUND	Pooled Separate Account				$175,249

*PRIAC	BLACKROCK EQUITY MARKET INDEX FUND	Separate Account				$1,337,926

*PRIAC	ALL WORLD EX-US STOCK INDEX FUND	Separate Account				$1,627,369

*PRIAC	US TOTAL STOCK MARKET INDEX FUND	Separate Account				$291,654

*PRIAC	BLACKROCK SP 500 IDX (IS)	Separate Account				$2,909,564

*PRIAC	PRUDENTIAL INVESTMENT MANAGEMENT, INC. HIGH YIELD BOND FUND	Pooled Separate Account				$254,175
	INVESTMENTS, AT FAIR VALUE					$9,182,783

*PRIAC	GUARANTEED LONG TERM FUND (CONTRACT INTEREST RATE: 1/1-6/30 2.50%, 7/1-12/31 2.70%)	General Account Contract				$699,459

VRIAC	THE CIGNA GROUP STABLE VALUE FUND (CONTRACT INTEREST RATE: 2.96%)	Synthetic Contract				$1,492,644

*PICA	PRUDENTIAL STABLE VALUE FUND (CONTRACT INTEREST RATE: 2.92%):	Synthetic Contract
	COMMERCIAL MORTGAGE SEPARATE ACCOUNT	Separate Account				$135,095
	PRIVEST SEPARATE ACCOUNT	Separate Account				$133,276

	AVIS BUDGET RENTAL CAR FDG	Asset Backed	2.33%	DUE	08/20/2026	$669
	AVIS BUDGET RENTAL CAR FDG	Asset Backed	1.66%	DUE	02/20/2028	$1,441

18

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
COMMONBOND STUDENT LOAN T	Asset Backed	3.21%	DUE	02/25/2044	$82
FORD CREDIT AUTO OWNER TRUST	Asset Backed	0.83%	DUE	08/15/2028	$1,704
HERTZ VEHICLE FINANCING LLC	Asset Backed	1.21%	DUE	12/26/2025	$1,255
HERTZ VEHICLE FINANCING LLC	Asset Backed	2.33%	DUE	06/26/2028	$2,001
DRB PRIME STUDENT LOAN TRUST	Asset Backed	2.81%	DUE	11/25/2042	$3
LAUREL ROAD PRIME STUDENT LOA	Asset Backed	3.54%	DUE	05/26/2043	$11
NAVIENT STUDENT LOAN TRUST	Asset Backed	3.13%	DUE	02/15/2068	$163
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	3.63%	DUE	09/14/2027	$1,469
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	3.63%	DUE	09/14/2027	$2,938
ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	1.75%	DUE	09/14/2035	$276
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	6.10%	DUE	06/16/2036	$98
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	6.10%	DUE	06/16/2036	$1,176
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	6.10%	DUE	06/16/2036	$98
SOCIAL PROFESSIONAL LOAN PROG	Asset Backed	3.60%	DUE	02/25/2048	$213
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.84%	DUE	01/25/2041	$114
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.37%	DUE	11/16/2048	$253
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.54%	DUE	05/15/2046	$439
TOWD POINT MORTGAGE TRUST	Asset Backed	6.37%	DUE	10/25/2059	$80
BABSON CLO LTD	CLO	6.74%	DUE	10/15/2033	$5,005
BENEFIT STREET PARTNERS CLO LT	CLO	6.68%	DUE	07/20/2029	$349
CARLYLE GLOBAL MARKET STRATEGY	CLO	6.70%	DUE	07/27/2031	$1,347
CARLYLE GLOBAL MARKET STRATEGI	CLO	6.76%	DUE	04/20/2031	$1,700
ELLINGTON CLO LTD	CLO	7.24%	DUE	04/15/2029	$10
GREYWOLF CLO LTD	CLO	6.86%	DUE	10/20/2031	$1,000
ICG US CLO LTD	CLO	7.03%	DUE	01/16/2033	$4,496
JAMESTOWN CLO LTD	CLO	7.15%	DUE	04/20/2032	$4,012
MADISON PARK FUNDING LTD	CLO	6.61%	DUE	10/21/2030	$870
MADISON PARK FUNDING LTD	CLO	6.76%	DUE	04/25/2032	$575
NEUBERGER BERMAN CLO LTD	CLO	6.70%	DUE	04/22/2029	$650
NORTHWOODS CAPITAL LTD	CLO	6.83%	DUE	09/01/2031	$2,250
OCP CLO LTD	CLO	6.72%	DUE	01/15/2033	$4,239
OAKTREE CLO LTD	CLO	6.81%	DUE	07/15/2034	$1,995
PALMER SQUARE CLO LTD	CLO	6.76%	DUE	05/21/2034	$2,815
SILVER ROCK CLO LTD	CLO	7.52%	DUE	01/20/2036	$3,250
TRINITAS CLO LTD	CLO	7.11%	DUE	01/20/2035	$3,500
VOYA CLO LTD	CLO	6.75%	DUE	01/20/2031	$4,144
WELLFLEET CLO LTD	CLO	6.88%	DUE	10/20/2031	$3,752
WELLFLEET CLO LTD	CLO	6.88%	DUE	10/20/2031	$250
BBCCRE TRUST	CMO	3.97%	DUE	08/10/2033	$930
BARCLAYS COMMERCIAL MORTGAGE	CMO	2.94%	DUE	08/14/2036	$805
BARCLAYS COMMERCIAL MORTGAGE	CMO	2.02%	DUE	02/15/2054	$2,079
BANK	CMO	3.29%	DUE	07/15/2060	$89
BANK OF AMERICA COMMERCIAL M	CMO	3.70%	DUE	09/15/2048	$1,990
BANK	CMO	2.39%	DUE	01/15/2063	$2,349
BANK 2020 BN26 A3	CMO	2.15%	DUE	03/15/2063	$2,279
BANK	CMO	2.59%	DUE	11/15/2064	$1,441

19

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
BANK 2017 BNK7 A3	CMO	3.09%	DUE	09/15/2060	$1,050
BANK 2017 BNK7 A3	CMO	3.09%	DUE	09/15/2060	$481
BENCHMARK MORTGAGE TRUST	CMO	2.67%	DUE	12/15/2072	$1,767
BENCHMARK MORTGAGE TRUST	CMO	3.75%	DUE	04/10/2051	$1,317
BENCHMARK MORTGAGE TRUST	CMO	2.48%	DUE	02/15/2053	$4,644
BENCHMARK MORTGAGE TRUST	CMO	2.04%	DUE	03/15/2053	$744
BENCHMARK MORTGAGE TRUST	CMO	1.68%	DUE	01/15/2054	$3,911
BENCHMARK MORTGAGE TRUST	CMO	2.01%	DUE	03/15/2054	$1,817
CD COMMERCIAL MORTGAGE TRUST	CMO	2.46%	DUE	08/10/2049	$971
CFK TRUST	CMO	2.39%	DUE	03/15/2039	$2,175
CANTOR COMMERCIAL REAL ESTATE	CMO	3.66%	DUE	05/15/2052	$408
CFCRE COMMERCIAL MORTGAGE TRUS	CMO	3.59%	DUE	12/10/2054	$499
COMM MORTGAGE TRUST	CMO	4.05%	DUE	10/10/2046	$50
COMM MORTGAGE TRUST	CMO	4.05%	DUE	10/10/2046	$90
COMMERCIAL MORTGAGE TRUST	CMO	3.33%	DUE	11/10/2047	$2,174
COMMERICAL MORTGAGE TRUST	CMO	3.43%	DUE	08/10/2048	$1,496
COMMERICAL MORTGAGE TRUST	CMO	2.83%	DUE	10/10/2049	$1,016
CSAIL COMMERCIAL MORTGAGE	CMO	2.72%	DUE	12/15/2052	$1,768
COMM MORTGAGE TRUST	CMO	3.35%	DUE	02/10/2048	$1,163
COMM MORTGAGE TRUST	CMO	3.35%	DUE	02/10/2048	$2,689
CSMC 18 RPL9	CMO	3.85%	DUE	09/25/2057	$436
COMM MORTGAGE TRUST	CMO	2.69%	DUE	08/15/2057	$1,988
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.58%	DUE	08/10/2049	$1,095
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.58%	DUE	08/10/2049	$1,095
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.46%	DUE	12/10/2049	$509
CGCMT	CMO	3.11%	DUE	09/15/2050	$979
CITIGROUP COMMERCIAL MORTGAG	CMO	2.48%	DUE	02/15/2053	$1,024
CBSLT 17 BGS	CMO	2.68%	DUE	09/25/2042	$96
DEUTSCHE BANK COMMERCIAL MTG	CMO	1.64%	DUE	08/15/2053	$4,117
DEUTSCHE BANK COMMERCIAL MTG	CMO	2.63%	DUE	08/10/2049	$1,220
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.52%	DUE	09/10/2058	$1,326
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.65%	DUE	07/10/2049	$255
FNMA	CMO	2.96%	DUE	02/25/2027	$2,304
FNMA	CMO	3.47%	DUE	07/25/2028	$4
FNMA	CMO	2.14%	DUE	11/25/2029	$100
FREDDIE MAC SCRT	CMO	3.50%	DUE	08/25/2058	$652
GS MORTGAGE SECURITIES TRUST	CMO	2.79%	DUE	05/10/2049	$524
GS MORTGAGE SECURITIES TRUST	CMO	3.52%	DUE	06/10/2047	$441
GS MORTGAGE SECURITIES TRUST	CMO	3.20%	DUE	08/10/2050	$689
GS MORTGAGE SECURITIES TRUST	CMO	2.64%	DUE	02/13/2053	$3,040
GS MORTGAGE SECURITIES TRUST	CMO	1.56%	DUE	12/12/2053	$2,652
JP MORGAN CHASE COMMERCIAL MTG	CMO	2.63%	DUE	08/15/2049	$814
JPMBB COMMERCIAL MORTGAGE SECU	CMO	3.80%	DUE	09/15/2047	$1,444
JPMBB COMMERCIAL MORTGAGE SEC	CMO	3.23%	DUE	01/15/2048	$1,240
JPMBB COMMERCIAL MORTGAGE SEC	CMO	3.55%	DUE	07/15/2048	$704
LADDER CAPITAL COMMERCIAL MTG	CMO	3.36%	DUE	07/12/2050	$2,928

20

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
MORGAN STANLEY BAML TRUST	CMO	3.46%	DUE	12/15/2049	$543
MORGAN STANLEY BAML TRUST	CMO	3.08%	DUE	03/15/2048	$524
MORGAN STANLEY BAML TRUST	CMO	3.08%	DUE	03/15/2048	$377
MORGAN STANLEY CAPITAL I TRUST	CMO	2.53%	DUE	08/15/2049	$549
MORGAN STANLEY CAPITAL I TRUST	CMO	2.45%	DUE	02/15/2053	$2,606
NEW RESIDENTIAL MORTGAGE LOAN	CMO	6.22%	DUE	01/25/2048	$143
ONE NEW YORK PLAZA TRUST	CMO	6.43%	DUE	01/15/2036	$1,428
3650R COMMERCIAL MORTGAGE TR	CMO	1.12%	DUE	11/15/2054	$466
TOWD POINT MORTGAGE TRUST	CMO	5.89%	DUE	02/25/2057	$66
UBS COMMERCIAL MORTGAGE TRUST	CMO	3.90%	DUE	02/15/2051	$986
WELLS FARGO COMMERCIAL MORTGAG	CMO	3.19%	DUE	02/15/2048	$1,149
WELLS FARGO COMMERCIAL MTG	CMO	2.67%	DUE	07/15/2048	$1,090
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.40%	DUE	08/15/2049	$1,113
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.40%	DUE	08/15/2049	$116
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.68%	DUE	10/15/2049	$963
WELLS FARGO COMMERCIAL MTG	CMO	2.81%	DUE	11/15/2059	$467
WELLS FARGO COMMERCIAL MORTGAG	CMO	3.89%	DUE	08/15/2051	$1,547
WELLS FARGO COMMERCIAL MTG	CMO	2.46%	DUE	02/15/2053	$4,872
COMM 2014 UBS2	CMO-CMBS	3.96%	DUE	03/10/2047	$393
COMM 2014 UBS2	CMO-CMBS	3.96%	DUE	03/10/2047	$581
AEP TEXAS INC	Corporate debt	3.95%	DUE	06/01/2028	$554
AMN HEALTHCARE INC	Corporate debt	4.00%	DUE	04/15/2029	$1,182
AT&T INC	Corporate debt	4.50%	DUE	05/15/2035	$57
AT&T INC	Corporate debt	4.30%	DUE	02/15/2030	$1,994
AT&T INC	Corporate debt	2.30%	DUE	06/01/2027	$567
AT&T INC	Corporate debt	2.55%	DUE	12/01/2033	$55
ABU DHABI NATIONAL ENERGY	Corporate debt	2.00%	DUE	04/29/2028	$208
ALEXANDRIA REAL ESTATE EQTY	Corporate debt	2.00%	DUE	05/18/2032	$502
ALIMENTATION COUCHE TARD	Corporate debt	3.55%	DUE	07/26/2027	$452
ALTRIA GROUP INC	Corporate debt	6.88%	DUE	11/01/2033	$777
AMEREN ILLINOIS	Corporate debt	3.80%	DUE	05/15/2028	$292
AMGEN INC	Corporate debt	4.05%	DUE	08/18/2029	$407
AMGEN INC	Corporate debt	5.25%	DUE	03/02/2030	$937
ANTERO MIDSTREAM PARTNERS	Corporate debt	7.88%	DUE	05/15/2026	$1,026
ASHTEAD CAPITAL INC	Corporate debt	1.50%	DUE	08/12/2026	$590
ATLANTIC CITY ELECTRIC	Corporate debt	2.30%	DUE	03/15/2031	$440
AVANGRID INC	Corporate debt	3.20%	DUE	04/15/2025	$817
BAT INTL FINANCE PLC	Corporate debt	5.93%	DUE	02/02/2029	$1,300
BPCE SA	Corporate debt	2.38%	DUE	01/14/2025	$1,644
BALL CORP	Corporate debt	3.12%	DUE	09/15/2031	$647
BANCO SANTANDER SA	Corporate debt	1.85%	DUE	03/25/2026	$185
BANK OF AMERICA CORP	Corporate debt	4.00%	DUE	01/22/2025	$355
BANK OF AMERICA CORP	Corporate debt	4.45%	DUE	03/03/2026	$544
BANK OF AMERICA CORP	Corporate debt	4.45%	DUE	03/03/2026	$618
BANK OF AMERICA CORP	Corporate debt	4.45%	DUE	03/03/2026	$1,730
BANK OF AMERICA CORP	Corporate debt	3.82%	DUE	01/20/2028	$866

21

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
BANK OF AMERICA CORP	Corporate debt	3.82%	DUE	01/20/2028	$1,154
BANK OF AMERICA CORP	Corporate debt	3.59%	DUE	07/21/2028	$66
BANK OF AMERICA CORP	Corporate debt	3.19%	DUE	07/23/2030	$581
BANK OF AMERICA CORP	Corporate debt	1.32%	DUE	06/19/2026	$268
BANK OF AMERICA CORP	Corporate debt	1.66%	DUE	03/11/2027	$574
BANK OF AMERICA CORP	Corporate debt	2.09%	DUE	06/14/2029	$2,764
BARCLAYS PLC	Corporate debt	3.65%	DUE	03/16/2025	$416
BARCLAYS PLC	Corporate debt	3.65%	DUE	03/16/2025	$279
BARCLAYS PLC	Corporate debt	3.93%	DUE	05/07/2025	$328
BAYER US FINANCE II LLC	Corporate debt	4.62%	DUE	06/25/2038	$563
BERRY GLOBAL INC	Corporate debt	1.57%	DUE	01/15/2026	$959
BERRY GLOBAL INC	Corporate debt	1.57%	DUE	01/15/2026	$67
BERRY GLOBAL INC	Corporate debt	1.57%	DUE	01/15/2026	$1,025
BNP PARIBAS	Corporate debt	3.05%	DUE	01/13/2031	$924
BNP PARIBAS	Corporate debt	3.05%	DUE	01/13/2031	$968
BNP PARIBAS	Corporate debt	2.22%	DUE	06/09/2026	$191
BNP PARIBAS	Corporate debt	2.22%	DUE	06/09/2026	$396
BOEING CO	Corporate debt	3.20%	DUE	03/01/2029	$393
BOEING CO	Corporate debt	2.95%	DUE	02/01/2030	$646
BOEING CO	Corporate debt	3.62%	DUE	02/01/2031	$698
BOEING CO	Corporate debt	2.20%	DUE	02/04/2026	$945
BRINKS CO THE	Corporate debt	5.50%	DUE	07/15/2025	$934
BRIXMOR OPERATING PARTNERSHIP	Corporate debt	3.65%	DUE	06/15/2024	$1,185
BRIXMOR OPERATING PARTNERSHIP	Corporate debt	4.05%	DUE	07/01/2030	$263
BRIXMOR OPERATING PARTNERSHIP	Corporate debt	2.50%	DUE	08/16/2031	$185
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$179
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$357
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$357
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$1,030
BROADCOM INC	Corporate debt	3.42%	DUE	04/15/2033	$981
BROADCOM INC	Corporate debt	3.14%	DUE	11/15/2035	$973
BROADCOM INC	Corporate debt	3.14%	DUE	11/15/2035	$109
BROADCOM INC	Corporate debt	3.19%	DUE	11/15/2036	$422
CSC HOLDINGS LLC	Corporate debt	6.50%	DUE	02/01/2029	$977
CVS HEALTH CORP	Corporate debt	5.00%	DUE	01/30/2029	$546
CVS HEALTH CORP	Corporate debt	5.00%	DUE	01/30/2029	$361
COLT MERGER SUB INC	Corporate debt	5.75%	DUE	07/01/2025	$225
CALPINE CORP	Corporate debt	5.25%	DUE	06/01/2026	$173
CALPINE CORP	Corporate debt	3.75%	DUE	03/01/2031	$439
CARE CAPITAL PROPERTIES LP	Corporate debt	5.12%	DUE	08/15/2026	$1,722
CARLISLE COS INC	Corporate debt	2.20%	DUE	03/01/2032	$1,917
CELULOSA ARAUCO	Corporate debt	4.50%	DUE	08/01/2024	$203
CENOVUS ENERGY INC	Corporate debt	2.65%	DUE	01/15/2032	$116
CHARTER COMM OPT LLC CAP	Corporate debt	4.91%	DUE	07/23/2025	$495
CHARTER COMM OPT LLC CAP	Corporate debt	4.91%	DUE	07/23/2025	$168
CHARTER COMM OPT LLC CAP	Corporate debt	4.91%	DUE	07/23/2025	$396

22

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
CHARTER COMM OPT LLC CAP	Corporate debt	4.91%	DUE	07/23/2025	$446
CHARTER COMM OPT LLC CAP	Corporate debt	2.80%	DUE	04/01/2031	$1,125
CHARTER COMM OPT LLC CAP	Corporate debt	2.30%	DUE	02/01/2032	$888
CHARTER COMM OPT LLC CAP	Corporate debt	2.30%	DUE	02/01/2032	$167
CHARTER COMM OPT LLC CAP	Corporate debt	2.25%	DUE	01/15/2029	$1,172
CITIGROUP INC	Corporate debt	4.40%	DUE	06/10/2025	$326
CITIGROUP INC	Corporate debt	4.45%	DUE	09/29/2027	$342
CITIGROUP INC	Corporate debt	4.45%	DUE	09/29/2027	$660
CITIGROUP INC	Corporate debt	4.45%	DUE	09/29/2027	$1,711
CITIGROUP INC	Corporate debt	2.56%	DUE	05/01/2032	$493
CITIGROUP INC	Corporate debt	1.46%	DUE	06/09/2027	$2,746
CIVITAS RESOURCES INC	Corporate debt	8.62%	DUE	11/01/2030	$53
COLORADO INTERSTATE GAS CO LLC	Corporate debt	4.15%	DUE	08/15/2026	$165
COMMONWEALTH EDISON CO	Corporate debt	3.70%	DUE	08/15/2028	$658
CORPORATE OFFICE PROP LP	Corporate debt	2.75%	DUE	04/15/2031	$711
COX COMMUNICATIONS INC	Corporate debt	2.60%	DUE	06/15/2031	$806
CROWN CASTLE INTL CORP	Corporate debt	1.35%	DUE	07/15/2025	$1,081
DCP MIDSTREAM OPERATING	Corporate debt	5.38%	DUE	07/15/2025	$270
DANA INC	Corporate debt	5.62%	DUE	06/15/2028	$471
DEUTSCHE BANK NY	Corporate debt	2.13%	DUE	11/24/2026	$197
DEUTSCHE BANK NY	Corporate debt	2.13%	DUE	11/24/2026	$1,195
DEVON ENERGY CORP	Corporate debt	5.88%	DUE	06/15/2028	$1,407
DIAMONDBACK ENERGY INC	Corporate debt	3.25%	DUE	12/01/2026	$485
DIAMONDBACK ENERGY INC	Corporate debt	3.25%	DUE	12/01/2026	$984
DIGITAL REALTY TRUST LP	Corporate debt	3.60%	DUE	07/01/2029	$588
DISCOVER BANK	Corporate debt	3.45%	DUE	07/27/2026	$308
DISCOVERY COMMUNICATIONS	Corporate debt	4.12%	DUE	05/15/2029	$475
DOMINION ENERGY INC	Corporate debt	2.85%	DUE	08/15/2026	$42
DUKE ENERGY CORP	Corporate debt	2.65%	DUE	09/01/2026	$128
DUKE ENERGY CORP	Corporate debt	3.15%	DUE	08/15/2027	$980
DUKE ENERGY PROGRESS INC	Corporate debt	3.70%	DUE	09/01/2028	$446
ERAC USA FINANCE COMPANY	Corporate debt	3.30%	DUE	12/01/2026	$503
ERAC USA FINANCE COMPANY	Corporate debt	3.30%	DUE	12/01/2026	$239
ERAC USA FINANCE COMPANY	Corporate debt	3.30%	DUE	12/01/2026	$311
EMERA US FINANCE LP	Corporate debt	3.55%	DUE	06/15/2026	$482
EMERA US FINANCE LP	Corporate debt	3.55%	DUE	06/15/2026	$390
ENERGY TRANSFER PARTNERS	Corporate debt	4.75%	DUE	01/15/2026	$993
ENEL FINANCE INTL NV	Corporate debt	3.50%	DUE	04/06/2028	$272
ENEL FINANCE INTL NV	Corporate debt	1.88%	DUE	07/12/2028	$341
ENEL FINANCE INTL NV	Corporate debt	2.25%	DUE	07/12/2031	$1,008
ENERGY TRANSFER PARTNERS	Corporate debt	4.95%	DUE	06/15/2028	$155
ENERGY TRANSFER PARTNERS	Corporate debt	4.95%	DUE	06/15/2028	$1,997
ENERGY TRANSFER OPERATNG	Corporate debt	2.90%	DUE	05/15/2025	$936
ENTERGY CORP	Corporate debt	2.95%	DUE	09/01/2026	$408
EQUIFAX INC	Corporate debt	2.35%	DUE	09/15/2031	$1,153
FMC CORP	Corporate debt	3.45%	DUE	10/01/2029	$595

23

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
FMC CORP	Corporate debt	3.45%	DUE	10/01/2029	$1,509
FIFTH THIRD BANCORP	Corporate debt	6.34%	DUE	07/27/2029	$1,303
FISERV INC	Corporate debt	5.45%	DUE	03/02/2028	$877
FLORIDA GAS TRANSMISSION	Corporate debt	2.55%	DUE	07/01/2030	$412
FLORIDA GAS TRANSMISSION	Corporate debt	2.30%	DUE	10/01/2031	$398
FORD MOTOR CREDIT CO LLC	Corporate debt	4.27%	DUE	01/09/2027	$576
FORD MOTOR CREDIT CO LLC	Corporate debt	3.38%	DUE	11/13/2025	$215
FORD MOTOR CREDIT CO LLC	Corporate debt	3.38%	DUE	11/13/2025	$1,052
FORTIS INC	Corporate debt	3.06%	DUE	10/04/2026	$383
GLP CAPITAL LP FINANCE II	Corporate debt	5.38%	DUE	04/15/2026	$1,493
FORWORD AIR CORP	Corporate debt	9.50%	DUE	10/15/2031	$171
GAP INC THE	Corporate debt	3.88%	DUE	10/01/2031	$293
GAP INC THE	Corporate debt	3.88%	DUE	10/01/2031	$412
GENERAL MOTORS FINL CO	Corporate debt	4.35%	DUE	01/17/2027	$1,011
GENERAL MOTORS FINL CO	Corporate debt	4.35%	DUE	01/17/2027	$1,570
GENERAL MOTORS FINL CO	Corporate debt	3.85%	DUE	01/05/2028	$297
GENERAL MOTORS FINL CO	Corporate debt	2.70%	DUE	08/20/2027	$342
GENERAL MOTORS FINL CO	Corporate debt	2.35%	DUE	01/08/2031	$1,308
GENERAL MOTORS FINL CO	Corporate debt	2.40%	DUE	10/15/2028	$302
GENPACT LUXEMBOURG SARL	Corporate debt	3.38%	DUE	12/01/2024	$2,143
GOLDMAN SACHS GROUP INC	Corporate debt	3.85%	DUE	01/26/2027	$10
GOLDMAN SACHS GROUP INC	Corporate debt	3.85%	DUE	01/26/2027	$24
GOLDMAN SACHS GROUP INC	Corporate debt	3.81%	DUE	04/23/2029	$632
GOLDMAN SACHS GROUP INC	Corporate debt	2.60%	DUE	02/07/2030	$255
GOLDMAN SACHS GROUP INC	Corporate debt	2.60%	DUE	02/07/2030	$677
GOLDMAN SACHS GROUP INC	Corporate debt	3.50%	DUE	04/01/2025	$1,419
GOLDMAN SACHS GROUP INC	Corporate debt	1.43%	DUE	03/09/2027	$604
GOLDMAN SACHS GROUP INC	Corporate debt	3.75%	DUE	02/25/2026	$611
GULFSTREAM NATURAL GAS	Corporate debt	6.19%	DUE	11/01/2025	$2,787
HSBC HOLDINGS PLC	Corporate debt	4.58%	DUE	06/19/2029	$194
HEALTHPEAK PROPERTIES	Corporate debt	2.88%	DUE	01/15/2031	$325
HELMERICH & PAYNE INC	Corporate debt	2.90%	DUE	09/29/2031	$395
HESS CORP	Corporate debt	4.30%	DUE	04/01/2027	$1,486
HILCORP ENERGY I HILCORP	Corporate debt	5.75%	DUE	02/01/2029	$680
HUNTINGTON BANCSHARES	Corporate debt	6.21%	DUE	08/21/2029	$1,289
HUNTSMAN INTERNATIONAL LLC	Corporate debt	4.50%	DUE	05/01/2029	$2,027
IPALCO ENTERPRISES INC	Corporate debt	4.25%	DUE	05/01/2030	$116
JPMORGAN CHASE & CO	Corporate debt	3.51%	DUE	01/23/2029	$474
JPMORGAN CHASE & CO	Corporate debt	3.51%	DUE	01/23/2029	$1,895
JPMORGAN CHASE & CO	Corporate debt	3.51%	DUE	01/23/2029	$2,369
JPMORGAN CHASE & CO	Corporate debt	1.04%	DUE	02/04/2027	$882
JPMORGAN CHASE & CO	Corporate debt	2.95%	DUE	02/24/2028	$1,582
JPMORGAN CHASE & CO	Corporate debt	2.95%	DUE	02/24/2028	$1,412
JDE PEET S NV	Corporate debt	1.38%	DUE	01/15/2027	$1,666
JEFFERIES FINANCE LLC	Corporate debt	5.00%	DUE	08/15/2028	$565
JEFFERIES GROUP LLC	Corporate debt	2.62%	DUE	10/15/2031	$54

24

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
KB HOME	Corporate debt	4.00%	DUE	06/15/2031	$248
KENTUCKY UTILITIES CO	Corporate debt	3.30%	DUE	10/01/2025	$971
KIMCO REALTY CORP	Corporate debt	2.25%	DUE	12/01/2031	$315
KIMCO REALTY CORP	Corporate debt	2.25%	DUE	12/01/2031	$970
KIMCO REALTY CORP	Corporate debt	2.25%	DUE	12/01/2031	$115
KIMCO REALTY CORP	Corporate debt	2.25%	DUE	12/01/2031	$225
KONTOOR BRANDS INC	Corporate debt	4.12%	DUE	11/15/2029	$567
KONTOOR BRANDS INC	Corporate debt	4.12%	DUE	11/15/2029	$295
LAMB WESTON HLD	Corporate debt	4.12%	DUE	01/31/2030	$461
LAMB WESTON HLD	Corporate debt	4.12%	DUE	01/31/2030	$300
LINCOLN NATIONAL CORP	Corporate debt	3.40%	DUE	03/01/2032	$351
LLOYDS BANKING GROUP PLC	Corporate debt	2.44%	DUE	02/05/2026	$598
LLOYDS BANKING GROUP PLC	Corporate debt	2.44%	DUE	02/05/2026	$772
LUNDIN ENERGY FI	Corporate debt	2.00%	DUE	07/15/2026	$544
LUNDIN ENERGY FI	Corporate debt	2.00%	DUE	07/15/2026	$443
LUNDIN ENERGY FI	Corporate debt	3.10%	DUE	07/15/2031	$287
LUNDIN ENERGY FI	Corporate debt	3.10%	DUE	07/15/2031	$771
MPLX LP	Corporate debt	4.12%	DUE	03/01/2027	$54
MPLX LP	Corporate debt	4.00%	DUE	03/15/2028	$280
MPLX LP	Corporate debt	4.00%	DUE	03/15/2028	$126
MPLX LP	Corporate debt	2.65%	DUE	08/15/2030	$160
MPLX LP	Corporate debt	1.75%	DUE	03/01/2026	$889
MPT OPERATING PARTNERSHIP LP	Corporate debt	5.00%	DUE	10/15/2027	$246
WARNERMEDIA HOLDINGS INC	Corporate debt	3.76%	DUE	03/15/2027	$1,132
MARATHON PETROLEUM CORP	Corporate debt	3.80%	DUE	04/01/2028	$794
MARTIN MARIETTA MATERIALS INC	Corporate debt	2.40%	DUE	07/15/2031	$716
MATTAMY GROUP CORP	Corporate debt	4.62%	DUE	03/01/2030	$556
MID-ATLANTIC INTERSTATE	Corporate debt	4.10%	DUE	05/15/2028	$242
MITSUBISHI UFJ FINANCIAL GROUP	Corporate debt	2.31%	DUE	07/20/2032	$1,130
MIZUHO FINANCIAL GROUP	Corporate debt	1.55%	DUE	07/09/2027	$1,448
MORGAN STANLEY	Corporate debt	4.35%	DUE	09/08/2026	$491
MORGAN STANLEY	Corporate debt	4.35%	DUE	09/08/2026	$246
MORGAN STANLEY	Corporate debt	3.77%	DUE	01/24/2029	$62
MORGAN STANLEY	Corporate debt	3.62%	DUE	01/20/2027	$568
MORGAN STANLEY	Corporate debt	3.62%	DUE	01/20/2027	$849
MORGAN STANLEY	Corporate debt	3.62%	DUE	01/20/2027	$2,426
MORGAN STANLEY	Corporate debt	3.95%	DUE	04/23/2027	$1,457
MOTOROLA SOLUTIONS INC	Corporate debt	4.00%	DUE	09/01/2024	$121
MYLAN NV	Corporate debt	3.95%	DUE	06/15/2026	$315
MYLAN NV	Corporate debt	3.95%	DUE	06/15/2026	$460
MYLAN NV	Corporate debt	3.95%	DUE	06/15/2026	$775
MYLAN NV	Corporate debt	3.95%	DUE	06/15/2026	$1,351
NRG ENERGY INC	Corporate debt	5.75%	DUE	01/15/2028	$897
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$56
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$19
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$84

25

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$84
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$28
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$421
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$281
NRG ENERGY INC	Corporate debt	3.62%	DUE	02/15/2031	$688
NEXTERA ENERGY CAPITAL	Corporate debt	6.05%	DUE	03/01/2025	$267
NOMURA HOLDINGS INC	Corporate debt	2.65%	DUE	01/16/2025	$970
NOMURA HOLDINGS INC	Corporate debt	2.61%	DUE	07/14/2031	$582
NOMURA HOLDINGS INC	Corporate debt	2.61%	DUE	07/14/2031	$204
NOMURA HOLDINGS INC	Corporate debt	2.71%	DUE	01/22/2029	$1,081
BOC AVIATION USA CORP	Corporate debt	1.62%	DUE	04/29/2024	$267
OHIOHEALTH CORP	Corporate debt	2.30%	DUE	11/15/2031	$1,483
ONEOK INC	Corporate debt	4.00%	DUE	07/13/2027	$63
ONEOK INC	Corporate debt	4.00%	DUE	07/13/2027	$389
ONEOK INC	Corporate debt	3.10%	DUE	03/15/2030	$1,349
ONEOK PARTNERS	Corporate debt	4.90%	DUE	03/15/2025	$1,244
ORACLE CORP	Corporate debt	4.65%	DUE	05/06/2030	$782
OWENS CORNING	Corporate debt	3.40%	DUE	08/15/2026	$337
PNC BANK NA	Corporate debt	4.05%	DUE	07/26/2028	$752
PNC BANK NA	Corporate debt	4.05%	DUE	07/26/2028	$964
PACIFICORP	Corporate debt	2.70%	DUE	09/15/2030	$182
PETROLEOS MEXICANOS	Corporate debt	6.50%	DUE	03/13/2027	$280
PETROLEOS MEXICANOS	Corporate debt	6.50%	DUE	03/13/2027	$187
PETROLEOS MEXICANOS	Corporate debt	6.50%	DUE	03/13/2027	$280
PETROLEOS MEXICANOS	Corporate debt	6.49%	DUE	01/23/2027	$58
PIEDMONT HEALTHCARE INC	Corporate debt	2.04%	DUE	01/01/2032	$928
PILGRIM S PRIDE CORP	Corporate debt	4.25%	DUE	04/15/2031	$903
PIONEER NATURAL RESOURCE	Corporate debt	1.12%	DUE	01/15/2026	$641
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.50%	DUE	12/15/2026	$1,571
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.50%	DUE	12/15/2026	$1,087
PROVIDENCE HEALTH & SVCS	Corporate debt	2.75%	DUE	10/01/2026	$202
QATAR PETROLEUM	Corporate debt	1.38%	DUE	09/12/2026	$402
QATAR PETROLEUM	Corporate debt	1.38%	DUE	09/12/2026	$209
QATAR PETROLEUM	Corporate debt	1.38%	DUE	09/12/2026	$308
REALTY INCOME CORP	Corporate debt	3.25%	DUE	01/15/2031	$637
REALTY INCOME CORP	Corporate debt	3.40%	DUE	01/15/2028	$705
RITCHIE BROS AUCTIONEERS	Corporate debt	6.75%	DUE	03/15/2028	$26
SACI FALABELLA	Corporate debt	4.38%	DUE	01/27/2025	$193
SACI FALABELLA	Corporate debt	4.38%	DUE	01/27/2025	$386
SP POWERASSETS LTD	Corporate debt	3.00%	DUE	09/26/2027	$309
SEALED AIR CORP	Corporate debt	1.57%	DUE	10/15/2026	$563
SOCIETE GENERALE	Corporate debt	2.62%	DUE	01/22/2025	$2,345
SOUTHERN CAL EDISON	Corporate debt	5.30%	DUE	03/01/2028	$622
SOUTHWEST AIRLINES CO	Corporate debt	5.12%	DUE	06/15/2027	$543
SOUTHWESTERN ELECTRIC POWER	Corporate debt	4.10%	DUE	09/15/2028	$871
SOUTHWESTERN ENERGY CO	Corporate debt	4.75%	DUE	02/01/2032	$1,392

26

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
SPECTRA ENERGY PARTNERS	Corporate debt	3.38%	DUE	10/15/2026	$92
SPIRIT REALTY LP	Corporate debt	2.10%	DUE	03/15/2028	$844
SPIRIT REALTY LP	Corporate debt	2.10%	DUE	03/15/2028	$844
SPRINGLEAF FINANCE CORP	Corporate debt	7.12%	DUE	03/15/2026	$1,528
SPRINT CORP	Corporate debt	7.62%	DUE	03/01/2026	$522
SUN COMMUNITIES OPER LTD	Corporate debt	2.70%	DUE	07/15/2031	$835
SUN COMMUNITIES OPER LTD	Corporate debt	2.30%	DUE	11/01/2028	$1,221
SUNOCO LP FINANCE CORP	Corporate debt	5.88%	DUE	03/15/2028	$450
SYMANTEC CORP	Corporate debt	5.00%	DUE	04/15/2025	$1,740
T MOBILE USA INC	Corporate debt	3.75%	DUE	04/15/2027	$1,669
T MOBILE USA INC	Corporate debt	3.88%	DUE	04/15/2030	$887
TRI POINTE GROUP INC	Corporate debt	5.70%	DUE	06/15/2028	$522
TALLGRASS NRG PRTNR FINANCE	Corporate debt	5.50%	DUE	01/15/2028	$285
TAYLOR MORRISON CMNTYS INC	Corporate debt	5.12%	DUE	08/01/2030	$339
TEMPO ACQUISITION LLC FI	Corporate debt	5.75%	DUE	06/01/2025	$1,002
TENET HEALTHCARE CORP	Corporate debt	6.12%	DUE	06/15/2030	$1,365
TENET HEALTHCARE CORP	Corporate debt	6.75%	DUE	05/15/2031	$383
TEXAS EASTERN TRANSMISSION LP	Corporate debt	3.50%	DUE	01/15/2028	$184
UBS AG LONDON	Corporate debt	1.25%	DUE	06/01/2026	$1,336
UNICREDIT SPA	Corporate debt	1.98%	DUE	06/03/2027	$2,258
UNITED RENTALS NORTH AM	Corporate debt	3.88%	DUE	02/15/2031	$454
UNITEDHEALTH GROUP INC	Corporate debt	4.50%	DUE	04/15/2033	$993
UNIVERSAL HEALTH SVCS	Corporate debt	2.65%	DUE	01/15/2032	$1,189
VENTAS REALTY LP	Corporate debt	4.40%	DUE	01/15/2029	$842
VERIZON COMMUNICATIONS	Corporate debt	2.55%	DUE	03/21/2031	$414
VIATRIS INC	Corporate debt	2.70%	DUE	06/22/2030	$750
VIATRIS INC	Corporate debt	3.85%	DUE	06/22/2040	$213
VICI PROPERTIES LP	Corporate debt	4.38%	DUE	05/15/2025	$688
VISTRA OPERATIONS CO LLC	Corporate debt	3.55%	DUE	07/15/2024	$172
VISTRA OPERATIONS CO LLC	Corporate debt	3.55%	DUE	07/15/2024	$172
VISTRA OPERATIONS CO LLC	Corporate debt	3.70%	DUE	01/30/2027	$683
VISTRA OPERATIONS CO LLC	Corporate debt	3.70%	DUE	01/30/2027	$711
WASTE CONNECTIONS INC	Corporate debt	2.60%	DUE	02/01/2030	$1,124
WELLS FARGO & COMPANY	Corporate debt	2.16%	DUE	02/11/2026	$2,609
WELLS FARGO & COMPANY	Corporate debt	2.39%	DUE	06/02/2028	$2,291
WELLTOWER INC	Corporate debt	3.10%	DUE	01/15/2030	$1,084
WELLTOWER INC	Corporate debt	2.70%	DUE	02/15/2027	$338
WABTEC	Corporate debt	4.70%	DUE	09/15/2028	$297
WABTEC	Corporate debt	4.70%	DUE	09/15/2028	$1,708
WRKCO INC	Corporate debt	3.75%	DUE	03/15/2025	$558
YAMANA GOLD INC	Corporate debt	2.63%	DUE	08/15/2031	$910
YAMANA GOLD INC	Corporate debt	2.63%	DUE	08/15/2031	$847
YUM BRANDS INC	Corporate debt	5.38%	DUE	04/01/2032	$25
EMIRATE ABU DHABI GOVT INTL	Foreign	3.12%	DUE	10/11/2027	$750
HYDRO QUEBEC	Foreign	9.38%	DUE	04/15/2030	$1,132
INDONESIA REPUBLIC OF	Foreign	3.50%	DUE	01/11/2028	$192

27

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
US 5YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$5
US 5YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$2
US 5YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$31
US 5YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$10
US 5YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$16
US 5YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$65
US 5YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$43
US 5YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$11
US 5YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$17
US 2YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$14
US 2YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$36
US 2YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$16
US 2YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$9
US 2YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$12
US 2YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$9
US 2YR NOTE CBT MAR 24	Futures	0.00%	DUE	04/03/2024	$23
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$55
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$55
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$107
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$37
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$66
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$107
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$33
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$308
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$91
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$54
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$8
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$10
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$27
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$12
US 10Y NOTE CBT MAR24	Futures	0.00%	DUE	03/28/2024	$(2)
US LONG BOND CBT MAR24	Futures	0.00%	DUE	03/28/2024	$102
US LONG BOND CBT MAR24	Futures	0.00%	DUE	03/28/2024	$9
US LONG BOND CBT MAR24	Futures	0.00%	DUE	03/28/2024	$72
US LONG BOND CBT MAR24	Futures	0.00%	DUE	03/28/2024	$55
US LONG BOND CBT MAR24	Futures	0.00%	DUE	03/28/2024	$28
US LONG BOND CBT MAR24	Futures	0.00%	DUE	03/28/2024	$231
US LONG BOND CBT MAR24	Futures	0.00%	DUE	03/28/2024	$30
US ULTRA BOND CBT MAR 24	Futures	0.00%	DUE	03/28/2024	$12
US ULTRA BOND CBT MAR 24	Futures	0.00%	DUE	03/28/2024	$12
US ULTRA BOND CBT MAR 24	Futures	0.00%	DUE	03/28/2024	$12
US ULTRA BOND CBT MAR 24	Futures	0.00%	DUE	03/28/2024	$12
US ULTRA BOND CBT MAR 24	Futures	0.00%	DUE	03/28/2024	$12
US ULTRA BOND CBT MAR 24	Futures	0.00%	DUE	03/28/2024	$12
3 MONTH SOFR FUT DEC 2023	Futures	0.00%	DUE	03/20/2024	$2
US 10 YR ULTRA FUT MAR 24	Futures	0.00%	DUE	03/28/2024	$69

28

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
US 10 YR ULTRA FUT MAR 24	Futures	0.00%	DUE	03/28/2024	$31
US 10 YR ULTRA FUT MAR 24	Futures	0.00%	DUE	03/28/2024	$5
US 10 YR ULTRA FUT MAR 24	Futures	0.00%	DUE	03/28/2024	$62
US 10 YR ULTRA FUT MAR 24	Futures	0.00%	DUE	03/28/2024	$109
FHLMC GOLD	Mortgage Backed	4.50%	DUE	06/01/2039	$52
FHLMC GOLD	Mortgage Backed	3.50%	DUE	08/01/2043	$749
FHLMC GOLD	Mortgage Backed	4.50%	DUE	09/01/2044	$77
FHLMC GOLD	Mortgage Backed	2.00%	DUE	01/01/2032	$113
FHLMC GOLD	Mortgage Backed	4.00%	DUE	04/01/2048	$63
FHLMC GOLD	Mortgage Backed	4.00%	DUE	10/01/2045	$248
FHLMC GOLD	Mortgage Backed	4.00%	DUE	08/01/2046	$200
FHLMC GOLD	Mortgage Backed	4.50%	DUE	12/01/2046	$167
FHLMC GOLD	Mortgage Backed	2.50%	DUE	01/01/2029	$188
FHLMC	Mortgage Backed	3.00%	DUE	01/01/2037	$169
FHLMC	Mortgage Backed	3.00%	DUE	12/01/2037	$50
FHLMC GOLD	Mortgage Backed	3.00%	DUE	02/01/2043	$478
FHLMC GOLD	Mortgage Backed	3.50%	DUE	02/01/2042	$314
FHLMC GOLD	Mortgage Backed	3.00%	DUE	12/01/2042	$356
FHLMC GOLD	Mortgage Backed	4.00%	DUE	12/01/2040	$161
FHLMC GOLD	Mortgage Backed	2.50%	DUE	07/01/2031	$62
FHLMC	Mortgage Backed	5.00%	DUE	10/01/2038	$719
FHLMC	Mortgage Backed	5.00%	DUE	09/01/2038	$2,272
FHLMC	Mortgage Backed	3.00%	DUE	01/01/2052	$392
FHLMC	Mortgage Backed	3.00%	DUE	01/01/2052	$1,150
FHLMC	Mortgage Backed	2.50%	DUE	08/01/2051	$777
FHLMC	Mortgage Backed	2.00%	DUE	03/01/2051	$3,203
FHLMC	Mortgage Backed	2.50%	DUE	07/01/2051	$388
FHLMC	Mortgage Backed	2.00%	DUE	10/01/2051	$377
FHLMC	Mortgage Backed	2.50%	DUE	12/01/2051	$1,148
FHLMC	Mortgage Backed	3.00%	DUE	04/01/2052	$488
FHLMC	Mortgage Backed	3.00%	DUE	04/01/2052	$297
FHLMC	Mortgage Backed	3.00%	DUE	08/01/2052	$459
FHLMC	Mortgage Backed	4.00%	DUE	09/01/2052	$2,663
FHLMC GOLD	Mortgage Backed	4.00%	DUE	04/01/2042	$92
FHLMC GOLD	Mortgage Backed	3.50%	DUE	10/01/2042	$178
FHLMC GOLD	Mortgage Backed	3.00%	DUE	06/01/2043	$116
FHLMC	Mortgage Backed	3.00%	DUE	09/01/2030	$191
FHLMC	Mortgage Backed	3.50%	DUE	11/01/2047	$349
FHLMC	Mortgage Backed	5.00%	DUE	02/01/2048	$107
FHLMC	Mortgage Backed	2.00%	DUE	01/01/2051	$1,185
FHLMC	Mortgage Backed	2.50%	DUE	10/01/2051	$1,610
FHLMC	Mortgage Backed	2.50%	DUE	10/01/2051	$3,452
FHLMC	Mortgage Backed	3.00%	DUE	09/01/2050	$2,387
FNMA	Mortgage Backed	4.50%	DUE	02/01/2041	$270
FNMA	Mortgage Backed	3.50%	DUE	01/01/2041	$207
FNMA	Mortgage Backed	4.50%	DUE	02/01/2041	$55

29

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
FNMA	Mortgage Backed	3.00%	DUE	08/01/2042	$298
FNMA	Mortgage Backed	4.50%	DUE	10/01/2041	$153
FNMA	Mortgage Backed	4.00%	DUE	01/01/2042	$315
FNMA	Mortgage Backed	3.50%	DUE	12/01/2041	$216
FNMA	Mortgage Backed	4.50%	DUE	08/01/2041	$116
FNMA	Mortgage Backed	4.00%	DUE	07/01/2042	$218
FNMA	Mortgage Backed	4.00%	DUE	07/01/2042	$66
FNMA	Mortgage Backed	3.00%	DUE	12/01/2042	$177
FNMA	Mortgage Backed	4.50%	DUE	02/01/2046	$175
FNMA	Mortgage Backed	6.00%	DUE	07/01/2041	$190
FNMA	Mortgage Backed	3.00%	DUE	03/01/2043	$466
FNMA	Mortgage Backed	3.00%	DUE	03/01/2043	$187
FNMA	Mortgage Backed	3.00%	DUE	04/01/2030	$66
FNMA	Mortgage Backed	3.50%	DUE	06/01/2045	$547
FNMA	Mortgage Backed	4.00%	DUE	12/01/2045	$76
FNMA	Mortgage Backed	2.50%	DUE	09/01/2046	$142
FNMA	Mortgage Backed	2.50%	DUE	09/01/2046	$71
FNMA	Mortgage Backed	3.00%	DUE	11/01/2036	$86
FNMA	Mortgage Backed	3.50%	DUE	12/01/2046	$142
FNMA	Mortgage Backed	3.50%	DUE	12/01/2046	$106
FNMA	Mortgage Backed	3.00%	DUE	04/01/2043	$137
FNMA	Mortgage Backed	3.50%	DUE	06/01/2043	$291
FNMA	Mortgage Backed	4.50%	DUE	09/01/2043	$104
FNMA	Mortgage Backed	3.50%	DUE	10/01/2045	$213
FNMA	Mortgage Backed	6.00%	DUE	10/01/2036	$43
FNMA	Mortgage Backed	5.50%	DUE	01/01/2037	$47
FNMA	Mortgage Backed	3.00%	DUE	12/01/2031	$106
FNMA	Mortgage Backed	2.50%	DUE	12/01/2050	$237
FNMA	Mortgage Backed	3.50%	DUE	08/01/2052	$449
FNMA	Mortgage Backed	5.50%	DUE	11/01/2052	$459
FNMA	Mortgage Backed	5.00%	DUE	09/01/2047	$79
FNMA	Mortgage Backed	3.00%	DUE	02/01/2051	$436
FNMA	Mortgage Backed	2.00%	DUE	04/01/2051	$911
FNMA	Mortgage Backed	2.50%	DUE	02/01/2052	$772
FNMA	Mortgage Backed	2.50%	DUE	02/01/2051	$3,838
FNMA	Mortgage Backed	2.50%	DUE	08/01/2051	$2,328
FNMA	Mortgage Backed	3.00%	DUE	12/01/2051	$3,385
FNMA	Mortgage Backed	3.00%	DUE	04/01/2052	$810
FNMA	Mortgage Backed	2.50%	DUE	05/01/2052	$7,619
FNMA	Mortgage Backed	3.00%	DUE	07/01/2036	$274
FNMA	Mortgage Backed	3.00%	DUE	07/01/2027	$98
FNMA	Mortgage Backed	4.50%	DUE	08/01/2040	$99
FNMA	Mortgage Backed	3.50%	DUE	01/01/2041	$510
FNMA	Mortgage Backed	3.50%	DUE	05/01/2042	$458
FNMA	Mortgage Backed	3.50%	DUE	03/01/2043	$224
FNMA	Mortgage Backed	4.50%	DUE	10/01/2039	$95

30

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
FNMA	Mortgage Backed	4.50%	DUE	11/01/2040	$62
FNMA	Mortgage Backed	3.50%	DUE	01/01/2046	$89
FNMA	Mortgage Backed	3.50%	DUE	01/01/2046	$88
FNMA	Mortgage Backed	3.50%	DUE	08/01/2031	$113
FNMA	Mortgage Backed	4.00%	DUE	09/01/2046	$88
FNMA	Mortgage Backed	4.50%	DUE	08/01/2047	$175
FNMA	Mortgage Backed	4.00%	DUE	09/01/2047	$82
FNMA	Mortgage Backed	3.50%	DUE	08/01/2033	$55
FNMA	Mortgage Backed	2.50%	DUE	08/01/2051	$1,529
FNMA	Mortgage Backed	2.50%	DUE	11/01/2051	$390
FNMA	Mortgage Backed	3.00%	DUE	11/01/2051	$827
FNMA	Mortgage Backed	2.50%	DUE	12/01/2051	$1,939
FNMA	Mortgage Backed	3.00%	DUE	05/01/2035	$448
FNMA	Mortgage Backed	2.00%	DUE	09/01/2050	$8,940
FNMA	Mortgage Backed	2.00%	DUE	01/01/2051	$5,197
FNMA	Mortgage Backed	2.50%	DUE	04/01/2051	$707
FNMA	Mortgage Backed	2.00%	DUE	05/01/2051	$1,616
FNMA	Mortgage Backed	4.50%	DUE	07/01/2052	$457
FNMA	Mortgage Backed	5.00%	DUE	06/01/2052	$892
FNMA	Mortgage Backed	5.50%	DUE	11/01/2052	$463
FNMA	Mortgage Backed	4.50%	DUE	04/01/2053	$939
FNMA	Mortgage Backed	5.00%	DUE	06/01/2040	$33
FNMA	Mortgage Backed	5.00%	DUE	06/01/2040	$40
FNMA	Mortgage Backed	4.50%	DUE	06/01/2040	$74
FNMA	Mortgage Backed	5.00%	DUE	06/01/2040	$108
FNMA	Mortgage Backed	4.50%	DUE	02/01/2041	$76
FNMA	Mortgage Backed	5.00%	DUE	02/01/2041	$51
FNMA	Mortgage Backed	4.00%	DUE	10/01/2040	$158
FNMA	Mortgage Backed	4.00%	DUE	11/01/2040	$120
GNMA	Mortgage Backed	3.00%	DUE	09/15/2042	$66
GNMA II	Mortgage Backed	3.00%	DUE	03/20/2043	$55
GNMA II	Mortgage Backed	3.50%	DUE	03/20/2043	$103
GNMA II	Mortgage Backed	3.00%	DUE	09/20/2042	$121
GNMA II	Mortgage Backed	3.50%	DUE	10/20/2042	$244
GNMA II	Mortgage Backed	3.50%	DUE	10/20/2042	$193
GNMA II	Mortgage Backed	4.00%	DUE	10/20/2042	$280
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2042	$116
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2042	$131
GNMA II	Mortgage Backed	3.00%	DUE	09/20/2043	$83
GNMA II	Mortgage Backed	3.50%	DUE	10/20/2043	$135
GNMA II	Mortgage Backed	4.00%	DUE	10/20/2043	$152
GNMA II	Mortgage Backed	4.50%	DUE	10/20/2043	$42
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2043	$155
GNMA II	Mortgage Backed	4.50%	DUE	12/20/2043	$96
GNMA II	Mortgage Backed	3.00%	DUE	01/20/2044	$52
GNMA II	Mortgage Backed	3.00%	DUE	01/20/2044	$26

31

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
GNMA II	Mortgage Backed	3.50%	DUE	03/20/2045	$54
GNMA II	Mortgage Backed	4.50%	DUE	03/20/2045	$46
GNMA II	Mortgage Backed	4.00%	DUE	06/20/2044	$106
GNMA II	Mortgage Backed	3.00%	DUE	12/20/2044	$85
GNMA II	Mortgage Backed	5.00%	DUE	04/20/2045	$29
GNMA II	Mortgage Backed	3.50%	DUE	04/20/2045	$58
GNMA II	Mortgage Backed	3.00%	DUE	05/20/2045	$79
GNMA II	Mortgage Backed	4.50%	DUE	05/20/2045	$31
GNMA II	Mortgage Backed	4.00%	DUE	09/20/2045	$199
GNMA II	Mortgage Backed	3.50%	DUE	11/20/2045	$322
GNMA II	Mortgage Backed	4.00%	DUE	11/20/2045	$46
GNMA II	Mortgage Backed	4.00%	DUE	12/20/2045	$86
GNMA II	Mortgage Backed	3.00%	DUE	01/20/2046	$83
GNMA II	Mortgage Backed	3.50%	DUE	05/20/2046	$128
GNMA II	Mortgage Backed	3.50%	DUE	07/20/2046	$209
GNMA II	Mortgage Backed	3.50%	DUE	07/20/2046	$141
GNMA II	Mortgage Backed	5.00%	DUE	07/20/2046	$120
GNMA II	Mortgage Backed	4.50%	DUE	09/20/2046	$43
GNMA II	Mortgage Backed	4.00%	DUE	10/20/2046	$39
GNMA II	Mortgage Backed	4.50%	DUE	10/20/2046	$48
GNMA II	Mortgage Backed	4.00%	DUE	11/20/2046	$59
GNMA II	Mortgage Backed	4.50%	DUE	11/20/2046	$76
GNMA II	Mortgage Backed	2.50%	DUE	12/20/2046	$52
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2046	$51
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2046	$251
GNMA II	Mortgage Backed	4.00%	DUE	02/20/2047	$65
GNMA II	Mortgage Backed	4.00%	DUE	03/20/2047	$142
GNMA II	Mortgage Backed	4.00%	DUE	08/20/2048	$131
GNMA II	Mortgage Backed	4.50%	DUE	08/20/2047	$151
GNMA II	Mortgage Backed	5.00%	DUE	11/20/2047	$201
GNMA	Mortgage Backed	4.00%	DUE	06/20/2052	$476
GNMA	Mortgage Backed	4.00%	DUE	06/20/2052	$466
GNMA	Mortgage Backed	2.50%	DUE	08/20/2051	$1,747
GNMA	Mortgage Backed	2.00%	DUE	10/20/2051	$469
GNMA	Mortgage Backed	3.00%	DUE	10/20/2051	$3,126
GNMA	Mortgage Backed	3.00%	DUE	10/20/2051	$824
GNMA	Mortgage Backed	3.00%	DUE	11/20/2051	$379
GNMA	Mortgage Backed	3.00%	DUE	12/20/2051	$944
GNMA	Mortgage Backed	4.00%	DUE	08/20/2052	$1,471
GNMA	Mortgage Backed	4.00%	DUE	10/20/2041	$150
GNMA	Mortgage Backed	4.50%	DUE	10/20/2041	$727
GNMA	Mortgage Backed	4.50%	DUE	04/15/2040	$48
GNMA	Mortgage Backed	4.00%	DUE	01/15/2041	$82
UNIV OF CALIFORNIA CA RGTS MED	Municipals	4.13%	DUE	05/15/2032	$645
CLEARNET	Notional Par Contrac	5.39%	DUE	08/15/2028	$465
CLEARNET	Notional Par Contrac	4.95%	DUE	03/08/2025	$4

32

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
	CLEARNET	Notional Par Contrac	5.11%	DUE	03/09/2025	$9
	STATE STREET STIF	Sweep Investment		DUE		$336
	STATE STREET STIF	Sweep Investment		DUE		$87
	STATE STREET STIF	Sweep Investment		DUE		$13,864
	STATE STREET STIF	Sweep Investment		DUE		$65
	STATE STREET STIF	Sweep Investment		DUE		$69
	US TREASURY N B	US Govt Bonds	1.75%	DUE	08/15/2041	$1,951
	US TREASURY N B	US Govt Bonds	2.25%	DUE	11/15/2024	$83
	US TREASURY N B	US Govt Bonds	4.50%	DUE	11/15/2033	$3,156
	US TREASURY N B	US Govt Bonds	4.88%	DUE	11/30/2025	$8,084
	US TREASURY N B	US Govt Bonds	4.38%	DUE	11/30/2028	$6,720
	US TREASURY N B	US Govt Bonds	4.38%	DUE	12/15/2026	$5,334
	OTHER ASSETS					$(5,122)
	SUBTOTAL					$503,284
	Total Prudential Stable Value Fund					$771,655

Mass Mutual	MASSMUTUAL (CONTRACT INTEREST RATE(1/1/23-12/31/2023 3.60%)	Synthetic Contract
	AASET 2021-2 TRUST	Asset Backed	3.54%	DUE	01/15/2047	$456
	BUSINESS JET SECURITIES LLC	Asset Backed	2.16%	DUE	04/15/2036	$588
	CAPITAL AUTOMOTIVE REIT	Asset Backed	3.25%	DUE	02/15/2050	$200
	CAPITAL AUTOMOTIVE REIT	Asset Backed	3.81%	DUE	02/15/2050	$185
	COLLEGE AVE STUDENT LOANS	Asset Backed	4.46%	DUE	12/28/2048	$216
	COMMONBOND STUDENT LOAN T	Asset Backed	3.16%	DUE	08/25/2050	$578
	COMMONBOND STUDENT LOAN T	Asset Backed	3.16%	DUE	08/25/2050	$69
	EDUCATION LOAN ASSET BACKE	Asset Backed	4.89%	DUE	08/01/2043	$46
	EDUCATION LOAN ASSET BACKE	Asset Backed	4.89%	DUE	08/01/2043	$137
	EDUCATION LOAN ASSET BACKE	Asset Backed	4.89%	DUE	08/01/2043	$137
	EDUCATION LOAN ASSET BACKED TR	Asset Backed	6.45%	DUE	11/25/2033	$138
	EDVESTINU PRIVATE EDUCATION LO	Asset Backed	1.80%	DUE	11/25/2045	$267
	FALCON AEROSPACE LTD	Asset Backed	3.60%	DUE	09/15/2039	$326
	GOODGREEN TRUST	Asset Backed	3.23%	DUE	10/15/2052	$65
	GOODGREEN TRUST	Asset Backed	3.74%	DUE	10/15/2052	$85
	GOODGREEN TRUST	Asset Backed	2.76%	DUE	04/15/2055	$465
	GOODGREEN TRUST	Asset Backed	2.76%	DUE	04/15/2055	$836
	GOODGREEN TRUST	Asset Backed	3.26%	DUE	10/15/2053	$244
	HERO FUNDING TRUST	Asset Backed	3.19%	DUE	09/20/2048	$97
	HERO FUNDING TRUST	Asset Backed	4.67%	DUE	09/20/2048	$56
	HIGHER EDUCATION FUNDING	Asset Backed	6.85%	DUE	01/01/2044	$602
	HIGHER EDUCATION FUNDING	Asset Backed	6.96%	DUE	01/01/2044	$533
	HORIZON AIRCRAFT FINANCE I LIM	Asset Backed	4.46%	DUE	11/15/2039	$687
	321 HENDERSON RECEIVABLES I LL	Asset Backed	3.96%	DUE	03/15/2063	$163
	JP MORGAN STUDENT LOAN TRUST	Asset Backed	5.95%	DUE	06/28/2039	$123
	MACH I	Asset Backed	3.47%	DUE	10/15/2039	$281
	MARINER FINANCE ISSUANCE TRUST	Asset Backed	1.86%	DUE	03/20/2036	$2,263
	MOSAIC SOLAR LOANS LLC	Asset Backed	4.45%	DUE	06/20/2042	$17
	NAVIENT STUDENT LOAN TRUST	Asset Backed	4.44%	DUE	12/15/2059	$131

33

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
NAVIENT STUDENT LOAN TRUST 201	Asset Backed	6.95%	DUE	07/25/2052	$371
NAVIENT STUDENT LOAN TRUST	Asset Backed	7.70%	DUE	06/25/2069	$2,501
NAVIENT STUDENT LOAN TRUST	Asset Backed	7.55%	DUE	08/26/2069	$3,275
NAVIENT STUDENT LOAN TRUST	Asset Backed	6.50%	DUE	08/25/2070	$2,954
NELNET STUDENT LOAN TRUST	Asset Backed	5.95%	DUE	10/25/2040	$140
NELNET STUDENT LOAN TRUST	Asset Backed	5.78%	DUE	03/23/2037	$171
NELNET STUDENT LOAN TRUST	Asset Backed	6.67%	DUE	09/27/2066	$459
NELNET STUDENT LOAN TRUST	Asset Backed	2.53%	DUE	10/25/2067	$481
NORTHSTAR EDUCATION FINANCE	Asset Backed	6.91%	DUE	01/29/2046	$1,372
OAK STREET INVESTMENT GRADE	Asset Backed	2.21%	DUE	11/20/2050	$1,953
OAK STREET INVESTMENT GRADE	Asset Backed	3.26%	DUE	01/20/2051	$1,100
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	3.95%	DUE	11/14/2028	$562
ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	1.75%	DUE	09/14/2035	$1,388
ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	3.14%	DUE	10/14/2036	$2,434
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	5.07%	DUE	06/14/2029	$2,164
OXFORD FINANCE FUNDING TRUST	Asset Backed	3.10%	DUE	02/15/2028	$151
OXFORD FINANCE FUNDING TRUST	Asset Backed	3.10%	DUE	02/15/2028	$387
RENEW FINANCIAL	Asset Backed	2.06%	DUE	11/20/2056	$594
STONEPEAK	Asset Backed	2.30%	DUE	02/28/2033	$384
STONEPEAK	Asset Backed	2.68%	DUE	02/28/2033	$749
SLC STUDENT LOAN TRUST	Asset Backed	5.80%	DUE	02/15/2045	$61
SLM STUDENT LOAN TRUST	Asset Backed	5.78%	DUE	07/25/2055	$228
SLM STUDENT LOAN TRUST	Asset Backed	5.80%	DUE	01/25/2070	$107
SLAM 2021 1 LLC	Asset Backed	2.43%	DUE	06/15/2046	$987
SANTANDER REVOLVING AUTO LOAN	Asset Backed	3.45%	DUE	01/26/2032	$2,342
SLM STUDENT LOAN TRUST	Asset Backed	5.81%	DUE	01/25/2070	$347
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	3.36%	DUE	02/15/2046	$1,469
HELIOS ISSUER LLC	Asset Backed	4.87%	DUE	07/20/2048	$146
SUTTONPARK STRUCTURED SETTLEME	Asset Backed	4.19%	DUE	01/15/2071	$176
TRIBUTE RAIL LLC	Asset Backed	4.76%	DUE	05/17/2052	$1,824
TRINITY RAIL LEASING L P	Asset Backed	5.19%	DUE	10/16/2040	$526
TRINITY RAIL LEASING L P	Asset Backed	5.19%	DUE	10/16/2040	$115
WAVE USA	Asset Backed	3.60%	DUE	09/15/2044	$630
WENDYS FUNDING LLC	Asset Backed	2.37%	DUE	06/15/2051	$600
WILLIS ENGINE SECURITIZATION T	Asset Backed	4.69%	DUE	08/15/2042	$454
WILLIS ENGINE SECURITIZATION	Asset Backed	4.75%	DUE	09/15/2043	$149
WILLIS ENGINE SECURITIZATION T	Asset Backed	3.10%	DUE	05/15/2046	$803
ARROYO MORTGAGE TRUST	CMO	3.62%	DUE	12/25/2056	$1,716
AVENTURA MALL TRUST	CMO	4.25%	DUE	07/05/2040	$699
AVENTURA MALL TRUST	CMO	4.25%	DUE	07/05/2040	$897
BANC OF AMERICA MERRILL LYNCH	CMO	4.23%	DUE	08/10/2038	$406
BX TRUST	CMO	6.73%	DUE	10/15/2036	$1,352
BX TRUST	CMO	7.28%	DUE	10/15/2036	$469
BX TRUST	CMO	7.48%	DUE	10/15/2036	$577
BX TRUST	CMO	7.28%	DUE	06/15/2038	$1,087
BX TRUST	CMO	6.43%	DUE	09/15/2036	$3,531

34

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
BANK 2018 BN14 C	CMO	4.76%	DUE	09/15/2060	$243
BANK 2018 BN14 C	CMO	4.76%	DUE	09/15/2060	$24
BANK 2021 BN36B	CMO	4.27%	DUE	02/15/2052	$199
BANK 2019 BN16 AS	CMO	2.87%	DUE	09/15/2064	$1,649
BANK 2017 BNK7 B	CMO	3.95%	DUE	09/15/2060	$1,124
BENCHMARK MORTGAGE TRUST	CMO	3.23%	DUE	09/15/2048	$1,447
BENCHMARK MORTGAGE TRUST	CMO	2.27%	DUE	02/15/2054	$974
BENCHMARK MORTGAGE TRUST	CMO	3.09%	DUE	04/15/2054	$571
BRAVO RESIDENTIAL FUNDING TRU	CMO	3.18%	DUE	05/25/2060	$1,913
CD COMMERCIAL MORTGAGE TRUST	CMO	3.37%	DUE	08/15/2057	$387
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/15/2057	$252
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/15/2057	$171
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/15/2057	$755
CFCRE COMMERCIAL MORTGAGE TRUS	CMO	3.22%	DUE	11/10/2049	$376
COMMERICAL MORTGAGE TRUST	CMO	4.51%	DUE	09/10/2047	$347
COMMERICAL MORTGAGE TRUST	CMO	4.20%	DUE	03/10/2048	$450
COLEM 2021 HLNE MORTGAGE TR	CMO	2.54%	DUE	04/12/2042	$891
CITIGROUP COMMERCIAL MORTGAGE	CMO	4.28%	DUE	10/12/2050	$460
CITIGROUP COMMERCIAL MORTGAGE	CMO	4.28%	DUE	10/12/2050	$2,773
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.50%	DUE	08/10/2056	$247
DEEPHAVEN RESIDENTIAL MORTGA	CMO	2.09%	DUE	05/25/2065	$1,372
FLAGSTAR MORTGAGE TRUST	CMO	2.50%	DUE	08/25/2051	$1,858
GCAT	CMO	3.48%	DUE	12/27/2066	$2,505
GS MORTGAGE SECURITIES TRUST	CMO	4.11%	DUE	10/10/2049	$515
GS MORTGAGE SECURITIES TRUST	CMO	4.30%	DUE	03/10/2050	$1,011
GS MORTGAGE BACKED SECURITIES	CMO	2.50%	DUE	11/25/2051	$728
JP MORGAN CHASE COMMERCIAL	CMO	2.52%	DUE	10/09/2042	$1,206
LIFE FINANCIAL SERVICES TRUST	CMO	7.23%	DUE	03/15/2038	$1,206
MFT TRUST	CMO	3.36%	DUE	02/10/2042	$317
MFT TRUST	CMO	3.59%	DUE	02/10/2042	$317
MORGAN STANLEY CAPITAL I TRUST	CMO	2.95%	DUE	05/15/2054	$1,076
MORGAN STANLEY CAPITAL I TRUST	CMO	4.75%	DUE	03/15/2049	$3,415
MORGAN STANLEY CAPITAL I TRUST	CMO	4.27%	DUE	03/15/2052	$592
NEW RESIDENTIAL MORTGAGE LOAN	CMO	3.21%	DUE	01/26/2060	$1,141
SOFI MORTGAGE TRUST	CMO	3.00%	DUE	11/25/2046	$51
STARWOOD MORTGAGE RESIDENTIAL	CMO	2.59%	DUE	04/25/2065	$2,479
VERUS SECURITIZATION TRUST	CMO	3.89%	DUE	03/25/2060	$2,708
VERUS SECURITIZATION TRUST	CMO	2.41%	DUE	04/25/2064	$556
VERUS SECURITIZATION TRUST	CMO	2.40%	DUE	06/25/2066	$1,560
WELLS FARGO COMMERCIAL MTG	CMO	4.40%	DUE	06/15/2051	$244
WELLS FARGO COMMERCIAL MTG	CMO	4.56%	DUE	06/16/2051	$55
AT&T INC	Commercial Paper	0.00%	DUE	03/19/2024	$3,949
AMERICAN ELECTRIC POWER CO	Commercial Paper	0.00%	DUE	05/22/2024	$2,931
AMERICAN HONDA FINANCE CORP	Commercial Paper	0.00%	DUE	03/18/2024	$4,938
BAYER CORP	Commercial Paper	0.00%	DUE	07/24/2024	$2,898
BAYER CORP	Commercial Paper	0.00%	DUE	08/15/2024	$2,887

35

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
CRH AMERICA FINANCE IN	Commercial Paper	0.00%	DUE	06/14/2024	$6,130
FORTIVE CORPORATION	Commercial Paper	0.00%	DUE	02/13/2024	$2,979
3M CO	Commercial Paper	0.00%	DUE	03/27/2024	$2,957
VW CR INC	Commercial Paper	0.00%	DUE	04/15/2024	$2,949
VW CR INC	Commercial Paper	0.00%	DUE	05/02/2024	$4,900
ABN AMRO BANK NV	Corporate debt	6.34%	DUE	09/18/2027	$817
ABN AMRO BANK NV	Corporate debt	6.34%	DUE	09/18/2027	$613
AGL CAPITAL CORP	Corporate debt	4.40%	DUE	06/01/2043	$1,233
AIB GROUP PLC	Corporate debt	6.61%	DUE	09/13/2029	$784
AIB GROUP PLC	Corporate debt	6.61%	DUE	09/13/2029	$390
AIB GROUP PLC	Corporate debt	6.61%	DUE	09/13/2029	$242
AT&T INC	Corporate debt	3.50%	DUE	09/15/2053	$923
AT&T INC	Corporate debt	3.55%	DUE	09/15/2055	$1,705
ABBVIE INC	Corporate debt	4.70%	DUE	05/14/2045	$191
ABBVIE INC	Corporate debt	4.70%	DUE	05/14/2045	$119
ABBVIE INC	Corporate debt	4.70%	DUE	05/14/2045	$215
ABBVIE INC	Corporate debt	4.70%	DUE	05/14/2045	$291
ABBVIE INC	Corporate debt	4.70%	DUE	05/14/2045	$358
ADVANCE AUTO PARTS	Corporate debt	5.95%	DUE	03/09/2028	$775
ADVOCATE HEALTH CORP	Corporate debt	3.83%	DUE	08/15/2028	$272
AERCAP IRELAND CAPITAL LTD	Corporate debt	3.65%	DUE	07/21/2027	$238
AERCAP IRELAND CAPITAL LTD	Corporate debt	3.65%	DUE	07/21/2027	$143
AERCAP IRELAND CAPITAL LTD	Corporate debt	3.65%	DUE	07/21/2027	$209
AERCAP IRELAND CAP GLOBAL	Corporate debt	3.30%	DUE	01/30/2032	$1,482
AIR LEASE CORP	Corporate debt	3.62%	DUE	04/01/2027	$100
AIR LEASE CORP	Corporate debt	3.62%	DUE	04/01/2027	$574
AIR LEASE CORP	Corporate debt	3.62%	DUE	04/01/2027	$373
ALASKA AIR 2020 1 CL B	Corporate debt	8.00%	DUE	02/15/2027	$1,398
ALGONQUIN PWR & UTILITY	Corporate debt	4.75%	DUE	01/18/2082	$578
ALLIANZ SE	Corporate debt	3.50%	DUE	01/30/3100	$534
ALLIANZ SE	Corporate debt	3.50%	DUE	01/30/3100	$890
ALLIANZ SE	Corporate debt	3.50%	DUE	01/30/3100	$890
ALLIANZ SE	Corporate debt	3.50%	DUE	01/30/3100	$224
ALLIANT ENERGY FINANCE	Corporate debt	1.40%	DUE	03/15/2026	$1,522
ALLSTATE CORP	Corporate debt	8.58%	DUE	08/15/2053	$299
ALLSTATE CORP	Corporate debt	8.58%	DUE	08/15/2053	$473
ALLSTATE CORP	Corporate debt	8.58%	DUE	08/15/2053	$399
ALLSTATE CORP	Corporate debt	8.58%	DUE	08/15/2053	$170
ALLSTATE CORP	Corporate debt	8.58%	DUE	08/15/2053	$55
ALLSTATE CORP	Corporate debt	8.58%	DUE	08/15/2053	$149
AMAZON COM INC	Corporate debt	4.05%	DUE	08/22/2047	$285
AMAZON COM INC	Corporate debt	4.05%	DUE	08/22/2047	$158
AMEREN CORP	Corporate debt	5.00%	DUE	01/15/2029	$1,463
AMERICAN ELECTRIC POWER	Corporate debt	5.62%	DUE	03/01/2033	$665
AMERICAN TOWER TRUST	Corporate debt	3.65%	DUE	03/23/2028	$217
AMGEN INC	Corporate debt	5.60%	DUE	03/02/2043	$787

36

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
AMGEN INC	Corporate debt	5.75%	DUE	03/02/2063	$633
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	8.20%	DUE	01/15/2039	$114
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	8.20%	DUE	01/15/2039	$347
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	8.20%	DUE	01/15/2039	$88
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	8.20%	DUE	01/15/2039	$301
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	4.60%	DUE	04/15/2048	$84
ANTARES HOLDINGS	Corporate debt	8.50%	DUE	05/18/2025	$950
ANTARES HOLDINGS	Corporate debt	3.95%	DUE	07/15/2026	$715
ANTARES HOLDINGS	Corporate debt	3.95%	DUE	07/15/2026	$348
ANTARES HOLDINGS	Corporate debt	2.75%	DUE	01/15/2027	$732
APOLLO MANAGEMENT HOLDIN	Corporate debt	4.95%	DUE	01/14/2050	$255
APOLLO MANAGEMENT HOLDIN	Corporate debt	4.95%	DUE	01/14/2050	$142
APOLLO MANAGEMENT HOLDIN	Corporate debt	4.95%	DUE	01/14/2050	$125
APOLLO MANAGEMENT HOLDIN	Corporate debt	4.95%	DUE	01/14/2050	$442
ARES CAPITAL CORP	Corporate debt	2.15%	DUE	07/15/2026	$1,016
ARES CAPITAL CORP	Corporate debt	2.15%	DUE	07/15/2026	$1,850
ARES FINANCE CO	Corporate debt	4.12%	DUE	06/30/2051	$887
ASCOT GROUP LTD	Corporate debt	4.25%	DUE	12/15/2030	$1,854
ASCOT GROUP LTD	Corporate debt	4.25%	DUE	12/15/2030	$625
ASCOT GROUP LTD	Corporate debt	4.25%	DUE	12/15/2030	$165
ASHTEAD CAPITAL INC	Corporate debt	4.25%	DUE	11/01/2029	$724
ATHENE GLOBAL FUNDING	Corporate debt	2.67%	DUE	06/07/2031	$1,347
ATHENE HOLDING LTD	Corporate debt	4.12%	DUE	01/12/2028	$1,053
AVIATION CAPITAL GROUP	Corporate debt	5.50%	DUE	12/15/2024	$2,983
AVNET INC	Corporate debt	3.00%	DUE	05/15/2031	$1,190
AVOLON HOLDINGS FNDG LTD	Corporate debt	3.25%	DUE	02/15/2027	$644
AVOLON HOLDINGS FNDG LTD	Corporate debt	3.25%	DUE	02/15/2027	$176
AVOLON HOLDINGS FNDG LTD	Corporate debt	4.25%	DUE	04/15/2026	$1,058
AVOLON HOLDINGS FNDG LTD	Corporate debt	4.25%	DUE	04/15/2026	$416
AVOLON HOLDINGS FNDG LTD	Corporate debt	4.25%	DUE	04/15/2026	$155
AVOLON HOLDINGS FNDG LTD	Corporate debt	4.25%	DUE	04/15/2026	$362
AVOLON HOLDINGS FNDG LTD	Corporate debt	2.53%	DUE	11/18/2027	$1,499
AXIS SPECIALTY FINANCE	Corporate debt	4.90%	DUE	01/15/2040	$366
AXIS SPECIALTY FINANCE	Corporate debt	4.90%	DUE	01/15/2040	$200
BAT CAPITAL CORP	Corporate debt	3.56%	DUE	08/15/2027	$335
BAT CAPITAL CORP	Corporate debt	3.56%	DUE	08/15/2027	$383
BAT CAPITAL CORP	Corporate debt	2.26%	DUE	03/25/2028	$385
BNP PARIBAS	Corporate debt	6.62%	DUE	01/30/3100	$922
BNP PARIBAS	Corporate debt	6.62%	DUE	01/30/3100	$523
BP CAPITAL MARKETS PLC	Corporate debt	4.88%	DUE	01/30/3100	$945
BPCE SA	Corporate debt	3.12%	DUE	10/19/2032	$973
BPCE SA	Corporate debt	3.50%	DUE	10/23/2027	$422
BPCE SA	Corporate debt	3.50%	DUE	10/23/2027	$328
BPCE SA	Corporate debt	3.50%	DUE	10/23/2027	$413
BACARDI LTD MARTINI BV	Corporate debt	5.90%	DUE	06/15/2043	$343
BANK OF AMERICA CORP	Corporate debt	2.30%	DUE	07/21/2032	$838

37

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
BANK OF AMERICA CORP	Corporate debt	2.48%	DUE	09/21/2036	$1,326
BANK OF AMERICA CORP	Corporate debt	3.85%	DUE	03/08/2037	$1,296
BANK OF MONTREAL	Corporate debt	4.80%	DUE	01/30/3100	$1,201
BANK OF NOVA SCOTIA	Corporate debt	8.34%	DUE	01/30/3100	$186
BANK OF NOVA SCOTIA	Corporate debt	8.34%	DUE	01/30/3100	$101
BANK OF NOVA SCOTIA	Corporate debt	8.34%	DUE	01/30/3100	$126
BANK OF NOVA SCOTIA	Corporate debt	8.34%	DUE	01/30/3100	$363
BANK OF NOVA SCOTIA	Corporate debt	8.34%	DUE	01/30/3100	$426
BANK OF NOVA SCOTIA	Corporate debt	8.34%	DUE	01/30/3100	$295
BARCLAYS PLC	Corporate debt	6.12%	DUE	01/30/3100	$596
BARCLAYS PLC	Corporate debt	8.00%	DUE	01/30/3100	$1,046
BAYER US FINANCE II LLC	Corporate debt	4.38%	DUE	12/15/2028	$737
BIO RAD LABS	Corporate debt	3.70%	DUE	03/15/2032	$1,185
BLACKROCK TCP CAP CORP	Corporate debt	3.90%	DUE	08/23/2024	$1,008
BLACKSTONE PRIVATE CRE	Corporate debt	1.75%	DUE	09/15/2024	$204
BLACKSTONE PRIVATE CRE	Corporate debt	1.75%	DUE	09/15/2024	$970
BLACKSTONE PRIVATE CRE	Corporate debt	2.62%	DUE	12/15/2026	$855
BLACKSTONE PRIVATE CRE	Corporate debt	2.70%	DUE	01/15/2025	$1,270
BLUE OWL FINANCE LLC	Corporate debt	3.12%	DUE	06/10/2031	$1,123
BLUE OWL FINANCE LLC	Corporate debt	3.12%	DUE	06/10/2031	$212
BLUE OWL FINANCE LLC	Corporate debt	3.12%	DUE	06/10/2031	$283
BLUE OWL FINANCE LLC	Corporate debt	3.12%	DUE	06/10/2031	$566
BLUE OWL FINANCE LLC	Corporate debt	4.12%	DUE	10/07/2051	$466
BOEING CO	Corporate debt	5.93%	DUE	05/01/2060	$411
BRIGHTHOUSE FINANCIAL INC	Corporate debt	4.70%	DUE	06/22/2047	$696
BRITISH AIR 21 1 B PPT	Corporate debt	3.90%	DUE	03/15/2033	$777
BRITISH AIR 20 1 A PPT	Corporate debt	4.25%	DUE	11/15/2032	$545
BRITISH TELECOMMUNICATIONS	Corporate debt	9.62%	DUE	12/15/2030	$589
BRITISH TELECOMMUNICATIONS	Corporate debt	9.62%	DUE	12/15/2030	$565
BRITISH TELECOMMUNICATIONS	Corporate debt	9.62%	DUE	12/15/2030	$309
BRITISH TELECOMMUNICATIONS	Corporate debt	9.62%	DUE	12/15/2030	$589
BRITISH TELECOMMUNICATIONS	Corporate debt	9.62%	DUE	12/15/2030	$898
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$909
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$53
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$60
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$37
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$85
BROOKFIELD FINANCE INC	Corporate debt	4.35%	DUE	04/15/2030	$1,308
BURLINGTON NORTH SANTA FE	Corporate debt	4.90%	DUE	04/01/2044	$129
BURLINGTON NORTH SANTA FE	Corporate debt	4.90%	DUE	04/01/2044	$99
BURLINGTON NORTH SANTA FE	Corporate debt	4.90%	DUE	04/01/2044	$124
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$14
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$25
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$5
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$134
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$28

38

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$7
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$6
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$121
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$189
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$1,258
CCL INDUSTRIES INC	Corporate debt	3.05%	DUE	06/01/2030	$961
CBRE SERVICES INC	Corporate debt	5.95%	DUE	08/15/2034	$1,521
CSX CORP	Corporate debt	5.50%	DUE	04/15/2041	$183
CSX CORP	Corporate debt	5.50%	DUE	04/15/2041	$131
CSX CORP	Corporate debt	5.50%	DUE	04/15/2041	$173
CSL FINANCE PLC	Corporate debt	4.62%	DUE	04/27/2042	$586
CVS CAREMARK CORP	Corporate debt	4.88%	DUE	07/20/2035	$103
CVS CAREMARK CORP	Corporate debt	4.88%	DUE	07/20/2035	$39
CVS CAREMARK CORP	Corporate debt	4.88%	DUE	07/20/2035	$59
CVS CAREMARK CORP	Corporate debt	4.88%	DUE	07/20/2035	$113
CVS HEALTH CORP	Corporate debt	5.05%	DUE	03/25/2048	$244
CVS HEALTH CORP	Corporate debt	5.05%	DUE	03/25/2048	$141
CVS HEALTH CORP	Corporate debt	5.05%	DUE	03/25/2048	$211
CVS HEALTH CORP	Corporate debt	5.88%	DUE	06/01/2053	$1,346
CELANESE US HOLDINGS LLC	Corporate debt	6.16%	DUE	07/15/2027	$770
CENTERPOINT ENERGY RESOURCES	Corporate debt	6.62%	DUE	11/01/2037	$274
CENTERPOINT ENERGY RES	Corporate debt	5.85%	DUE	01/15/2041	$185
CENTERPOINT ENERGY RES	Corporate debt	5.85%	DUE	01/15/2041	$100
CHARTER COMM OPT LLC CAP	Corporate debt	6.48%	DUE	10/23/2045	$99
CHARTER COMM OPT LLC CAP	Corporate debt	6.48%	DUE	10/23/2045	$99
CHARTER COMM OPT LLC CAP	Corporate debt	6.48%	DUE	10/23/2045	$380
CLEVELAND ELECTRIC ILLUM	Corporate debt	3.50%	DUE	04/01/2028	$155
CLEVELAND ELECTRIC ILLUM	Corporate debt	3.50%	DUE	04/01/2028	$94
CLEVELAND ELECTRIC ILLUM	Corporate debt	3.50%	DUE	04/01/2028	$136
CLEVELAND ELECTRIC ILLUM	Corporate debt	3.50%	DUE	04/01/2028	$939
COREBRIDGE FINANCIAL INC	Corporate debt	6.88%	DUE	12/15/2052	$440
COREBRIDGE FINANCIAL INC	Corporate debt	6.88%	DUE	12/15/2052	$175
COREBRIDGE FINANCIAL INC	Corporate debt	6.88%	DUE	12/15/2052	$1,162
COREBRIDGE FINANCIAL INC	Corporate debt	6.88%	DUE	12/15/2052	$792
CREDIT AGRICOLE SA	Corporate debt	6.32%	DUE	10/03/2029	$947
UBS GROUP AG	Corporate debt	6.37%	DUE	07/15/2026	$710
UBS GROUP AG	Corporate debt	6.25%	DUE	09/22/2029	$700
CREDIT SUISSE NEW YORK	Corporate debt	7.95%	DUE	01/09/2025	$1,477
CUSTOMERS BANCORP INC	Corporate debt	2.88%	DUE	08/15/2031	$3,425
DEUTSCHE TELEKOM INTERNATIONAL	Corporate debt	8.75%	DUE	06/15/2030	$591
DISCOVER BANK	Corporate debt	5.97%	DUE	08/09/2028	$815
DISCOVER BANK	Corporate debt	5.97%	DUE	08/09/2028	$446
DISCOVER BANK	Corporate debt	5.97%	DUE	08/09/2028	$970
DISCOVERY COMMUNICATIONS	Corporate debt	4.65%	DUE	05/15/2050	$194
DISCOVERY COMMUNICATIONS	Corporate debt	4.00%	DUE	09/15/2055	$488
DOMINION ENERGY SOUTH	Corporate debt	6.25%	DUE	10/15/2053	$236

39

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
DOMINION RESOURCES INC	Corporate debt	5.25%	DUE	08/01/2033	$203
DOMINION RESOURCES INC	Corporate debt	5.25%	DUE	08/01/2033	$127
DOMINION RESOURCES INC	Corporate debt	5.25%	DUE	08/01/2033	$183
DOW CHEMICAL COMPANY	Corporate debt	4.38%	DUE	11/15/2042	$66
DOW CHEMICAL COMPANY	Corporate debt	4.38%	DUE	11/15/2042	$89
DOW CHEMICAL COMPANY	Corporate debt	4.38%	DUE	11/15/2042	$84
DUKE ENERGY FLORIDA LLC	Corporate debt	6.20%	DUE	11/15/2053	$663
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$240
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$370
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$109
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$383
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$172
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$163
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$790
EQT CORP	Corporate debt	7.00%	DUE	02/01/2030	$946
ERAC USA FINANCE COMPANY	Corporate debt	3.30%	DUE	12/01/2026	$1,484
ELECTRONIC ARTS INC	Corporate debt	2.95%	DUE	02/15/2051	$223
ELECTRONIC ARTS INC	Corporate debt	2.95%	DUE	02/15/2051	$308
ELEMENT FLEET MANAGEMENT	Corporate debt	6.32%	DUE	12/04/2028	$1,436
ENCANA CORP	Corporate debt	6.50%	DUE	08/15/2034	$688
ENCANA CORP	Corporate debt	6.50%	DUE	02/01/2038	$181
ENCANA CORP	Corporate debt	6.50%	DUE	02/01/2038	$129
ENCANA CORP	Corporate debt	6.50%	DUE	02/01/2038	$171
ENBRIDGE INC	Corporate debt	8.25%	DUE	01/15/2084	$332
ENBRIDGE INC	Corporate debt	8.25%	DUE	01/15/2084	$547
ENERGY TRANSFER PARTNERS	Corporate debt	6.50%	DUE	02/01/2042	$111
ENERGY TRANSFER PARTNERS	Corporate debt	6.50%	DUE	02/01/2042	$212
ENERGY TRANSFER PARTNERS	Corporate debt	6.50%	DUE	02/01/2042	$292
ENERGY TRANSFER LP	Corporate debt	6.75%	DUE	01/30/3100	$1,246
ENLINK MIDSTREAM PARTNER	Corporate debt	4.85%	DUE	07/15/2026	$44
ENLINK MIDSTREAM PARTNER	Corporate debt	4.85%	DUE	07/15/2026	$11
ENLINK MIDSTREAM PARTNER	Corporate debt	4.85%	DUE	07/15/2026	$98
ENLINK MIDSTREAM PARTNER	Corporate debt	4.85%	DUE	07/15/2026	$84
ENSTAR GROUP LTD	Corporate debt	3.10%	DUE	09/01/2031	$36
ENSTAR GROUP LTD	Corporate debt	3.10%	DUE	09/01/2031	$57
ENSTAR GROUP LTD	Corporate debt	3.10%	DUE	09/01/2031	$47
ENSTAR FINANCE LLC	Corporate debt	5.75%	DUE	09/01/2040	$2,031
ENSTAR FINANCE LLC	Corporate debt	5.50%	DUE	01/15/2042	$302
ENSTAR FINANCE LLC	Corporate debt	5.50%	DUE	01/15/2042	$93
ENSTAR FINANCE LLC	Corporate debt	5.50%	DUE	01/15/2042	$115
ENTERGY TEXAS INC	Corporate debt	1.50%	DUE	09/01/2026	$1,478
ENTERGY TEXAS INC	Corporate debt	5.80%	DUE	09/01/2053	$1,078
ENTERGY ARKANSAS LLC	Corporate debt	2.65%	DUE	06/15/2051	$665
ENTERPRISE PRODUCTS OPER	Corporate debt	5.25%	DUE	08/16/2077	$35
ENTERPRISE PRODUCTS OPER	Corporate debt	5.25%	DUE	08/16/2077	$96
ENTERPRISE PRODUCTS OPER	Corporate debt	5.25%	DUE	08/16/2077	$28

40

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
ENTERPRISE PRODUCTS OPER	Corporate debt	5.25%	DUE	08/16/2077	$34
ENTERPRISE PRODUCTS OPER	Corporate debt	5.25%	DUE	08/16/2077	$697
ENTERPRISE PRODUCTS OPER LLC	Corporate debt	5.38%	DUE	02/15/2078	$188
ENTERPRISE PRODUCTS OPER LLC	Corporate debt	5.38%	DUE	02/15/2078	$157
ENTERPRISE PRODUCTS OPER LLC	Corporate debt	5.38%	DUE	02/15/2078	$292
EXPEDIA GROUP INC	Corporate debt	4.62%	DUE	08/01/2027	$219
EXPEDIA GROUP INC	Corporate debt	4.62%	DUE	08/01/2027	$111
EXPEDIA GROUP INC	Corporate debt	4.62%	DUE	08/01/2027	$111
EXPEDIA GROUP INC	Corporate debt	4.62%	DUE	08/01/2027	$276
EXPEDIA GROUP INC	Corporate debt	4.62%	DUE	08/01/2027	$167
FLEETBOSTON FINANCIAL CORP	Corporate debt	6.70%	DUE	07/15/2028	$562
FLORIDA POWER AND LIGHT	Corporate debt	4.12%	DUE	02/01/2042	$149
FLORIDA POWER AND LIGHT	Corporate debt	4.12%	DUE	02/01/2042	$81
FLORIDA POWER CORP	Corporate debt	6.40%	DUE	06/15/2038	$151
FLORIDA POWER CORP	Corporate debt	6.40%	DUE	06/15/2038	$112
FLORIDA POWER CORP	Corporate debt	6.40%	DUE	06/15/2038	$146
FORD MOTOR COMPANY	Corporate debt	3.25%	DUE	02/12/2032	$1,375
FORD MOTOR CREDIT CO LLC	Corporate debt	2.30%	DUE	02/10/2025	$1,260
GLP CAPITAL LP FINANCE II	Corporate debt	5.75%	DUE	06/01/2028	$554
GLP CAPITAL LP FINANCE II	Corporate debt	5.75%	DUE	06/01/2028	$353
GENERAL MOTORS CO	Corporate debt	4.20%	DUE	10/01/2027	$220
GENERAL MOTORS CO	Corporate debt	4.20%	DUE	10/01/2027	$122
GENERAL MOTORS CO	Corporate debt	4.20%	DUE	10/01/2027	$191
GENERAL MOTORS CO	Corporate debt	5.15%	DUE	04/01/2038	$133
GENERAL MOTORS CO	Corporate debt	5.15%	DUE	04/01/2038	$95
GENERAL MOTORS CO	Corporate debt	5.15%	DUE	04/01/2038	$123
GENERAL MOTORS CO	Corporate debt	6.80%	DUE	10/01/2027	$392
GENERAL MOTORS CO	Corporate debt	6.80%	DUE	10/01/2027	$776
GENERAL MOTORS FINL CO	Corporate debt	3.10%	DUE	01/12/2032	$1,011
GLOBAL NET LEASE/GLOBAL	Corporate debt	3.75%	DUE	12/15/2027	$260
GLOBAL NET LEASE/GLOBAL	Corporate debt	3.75%	DUE	12/15/2027	$1,161
GLOBAL ATLANTIC FIN CO	Corporate debt	4.40%	DUE	10/15/2029	$830
GLOBAL ATLANTIC FIN CO	Corporate debt	3.12%	DUE	06/15/2031	$903
GLOBAL ATLANTIC FIN CO	Corporate debt	3.12%	DUE	06/15/2031	$398
GLOBAL ATLANTIC FIN CO	Corporate debt	3.12%	DUE	06/15/2031	$264
GLOBAL ATLANTIC FIN CO	Corporate debt	3.12%	DUE	06/15/2031	$66
GLOBAL ATLANTIC FIN CO	Corporate debt	3.12%	DUE	06/15/2031	$398
GLOBAL ATLANTIC	Corporate debt	4.70%	DUE	10/15/2051	$1,732
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$424
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$424
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$466
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$48
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$49
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$51
GOLDMAN SACHS GROUP INC	Corporate debt	6.75%	DUE	10/01/2037	$110
GOLDMAN SACHS GROUP INC	Corporate debt	6.75%	DUE	10/01/2037	$249

41

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
GOLDMAN SACHS GROUP INC	Corporate debt	6.75%	DUE	10/01/2037	$193
GOLDMAN SACHS GROUP INC	Corporate debt	6.75%	DUE	10/01/2037	$304
GOLDMAN SACHS GROUP INC	Corporate debt	6.75%	DUE	10/01/2037	$414
GOLUB CAPITAL BDC	Corporate debt	3.38%	DUE	04/15/2024	$268
GOLUB CAPITAL BDC	Corporate debt	3.38%	DUE	04/15/2024	$614
GOLUB CAPITAL BDC	Corporate debt	3.38%	DUE	04/15/2024	$409
GOLUB CAPITAL BDC	Corporate debt	3.38%	DUE	04/15/2024	$297
GOLUB CAPITAL BDC	Corporate debt	2.50%	DUE	08/24/2026	$531
HCA INC	Corporate debt	5.90%	DUE	06/01/2053	$1,217
HSBC HOLDINGS PLC	Corporate debt	2.21%	DUE	08/17/2029	$676
HSBC HOLDINGS PLC	Corporate debt	2.21%	DUE	08/17/2029	$524
HSBC HOLDINGS PLC	Corporate debt	7.35%	DUE	11/27/2032	$1,147
HSBC HOLDINGS PLC	Corporate debt	6.50%	DUE	09/15/2037	$410
HSBC HOLDINGS PLC	Corporate debt	6.16%	DUE	03/09/2029	$1,472
HALLIBURTON CO	Corporate debt	5.00%	DUE	11/15/2045	$587
HANWHA LIFE INSURANCE	Corporate debt	3.38%	DUE	02/04/2032	$1,552
HEARTLAND FINANCIAL USA	Corporate debt	2.75%	DUE	09/15/2031	$572
HELMERICH & PAYNE INC	Corporate debt	2.90%	DUE	09/29/2031	$323
HELMERICH & PAYNE INC	Corporate debt	2.90%	DUE	09/29/2031	$875
HERCULES CAPITAL INC	Corporate debt	2.62%	DUE	09/16/2026	$1,359
HERCULES CAPITAL INC	Corporate debt	2.62%	DUE	09/16/2026	$134
HERCULES CAPITAL INC	Corporate debt	2.62%	DUE	09/16/2026	$411
HERCULES CAPITAL INC	Corporate debt	2.62%	DUE	09/16/2026	$600
HERCULES CAPITAL INC	Corporate debt	3.38%	DUE	01/20/2027	$637
SERVICE PROPERTIES TRUST	Corporate debt	4.95%	DUE	10/01/2029	$487
ICAHN ENTERPRISES FIN	Corporate debt	4.75%	DUE	09/15/2024	$454
IMPERIAL BRANDS FIN PLC	Corporate debt	3.88%	DUE	07/26/2029	$453
IMPERIAL BRANDS FIN PLC	Corporate debt	3.88%	DUE	07/26/2029	$248
IMPERIAL BRANDS FIN PLC	Corporate debt	3.88%	DUE	07/26/2029	$278
IMPERIAL BRANDS FIN PLC	Corporate debt	3.88%	DUE	07/26/2029	$134
IMPERIAL BRANDS FIN PLC	Corporate debt	3.88%	DUE	07/26/2029	$346
IMPERIAL BRANDS FIN PLC	Corporate debt	6.12%	DUE	07/27/2027	$1,001
INTL FLAVORS & FRAGRANCES	Corporate debt	1.23%	DUE	10/01/2025	$764
INTL FLAVORS & FRAGRANCES	Corporate debt	1.23%	DUE	10/01/2025	$764
IPALCO ENTERPRISES INC	Corporate debt	3.70%	DUE	09/01/2024	$182
IPALCO ENTERPRISES INC	Corporate debt	3.70%	DUE	09/01/2024	$171
JBS USA FOOD FINANCE	Corporate debt	3.75%	DUE	12/01/2031	$182
JBS USA FOOD FINANCE	Corporate debt	3.62%	DUE	01/15/2032	$1,937
JPMORGAN CHASE & CO	Corporate debt	6.40%	DUE	05/15/2038	$132
JPMORGAN CHASE & CO	Corporate debt	6.40%	DUE	05/15/2038	$115
JPMORGAN CHASE & CO	Corporate debt	6.40%	DUE	05/15/2038	$138
JPMORGAN CHASE & CO	Corporate debt	5.60%	DUE	07/15/2041	$133
JPMORGAN CHASE & CO	Corporate debt	5.60%	DUE	07/15/2041	$106
JPMORGAN CHASE & CO	Corporate debt	5.60%	DUE	07/15/2041	$133
JPMORGAN CHASE & CO	Corporate debt	2.96%	DUE	05/13/2031	$519
JACKSON NATL LIFE GLOBAL	Corporate debt	5.50%	DUE	01/09/2026	$1,324

42

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
JACOBS ENGINEERING GROUP	Corporate debt	6.35%	DUE	08/18/2028	$1,490
KKR GROUP FINAN CO VIII	Corporate debt	3.50%	DUE	08/25/2050	$297
KKR GROUP FIN CO X LLC	Corporate debt	3.25%	DUE	12/15/2051	$462
KKR GROUP FIN CO X LLC	Corporate debt	3.25%	DUE	12/15/2051	$142
KEMPER CORP	Corporate debt	3.80%	DUE	02/23/2032	$1,417
LYB INTERNATIONAL FINANCE III	Corporate debt	4.20%	DUE	05/01/2050	$921
LEIDOS INC	Corporate debt	2.30%	DUE	02/15/2031	$624
LIBERTY MUTUAL GROUP INC	Corporate debt	4.12%	DUE	12/15/2051	$730
LINCOLN NATIONAL CORP	Corporate debt	9.25%	DUE	01/30/3100	$698
LLOYDS BANKING GROUP PLC	Corporate debt	7.50%	DUE	01/30/3100	$1,041
LLOYDS BANKING GROUP PLC	Corporate debt	7.50%	DUE	01/30/3100	$768
LLOYDS BANKING GROUP PLC	Corporate debt	7.95%	DUE	11/15/2033	$791
MACQUARIE BANK LTD	Corporate debt	3.05%	DUE	03/03/2036	$418
MACQUARIE BANK LTD	Corporate debt	3.05%	DUE	03/03/2036	$249
MACQUARIE BANK LTD	Corporate debt	3.05%	DUE	03/03/2036	$831
MACQUARIE BANK LTD	Corporate debt	3.05%	DUE	03/03/2036	$558
MACQUARIE BANK LTD	Corporate debt	3.05%	DUE	03/03/2036	$286
WARNERMEDIA HOLDINGS INC	Corporate debt	4.28%	DUE	03/15/2032	$623
WARNERMEDIA HOLDINGS INC	Corporate debt	4.28%	DUE	03/15/2032	$774
MATTEL INC	Corporate debt	5.88%	DUE	12/15/2027	$970
MERRILL LYNCH & CO	Corporate debt	7.75%	DUE	05/14/2038	$183
MERRILL LYNCH & CO	Corporate debt	7.75%	DUE	05/14/2038	$183
MERRILL LYNCH & CO	Corporate debt	7.75%	DUE	05/14/2038	$201
METLIFE CAPITAL TRUST	Corporate debt	7.88%	DUE	12/15/2067	$486
MIDAMERICAN ENERGY HOLDINGS	Corporate debt	6.12%	DUE	04/01/2036	$152
MIDAMERICAN ENERGY HOLDINGS	Corporate debt	6.12%	DUE	04/01/2036	$217
MIDAMERICAN ENERGY HOLDINGS	Corporate debt	6.12%	DUE	04/01/2036	$190
MIDAMERICAN ENERGY HOLDINGS	Corporate debt	6.12%	DUE	04/01/2036	$310
MOLSON COORS BEVERAGE CO	Corporate debt	5.00%	DUE	05/01/2042	$63
MOLSON COORS BEVERAGE CO	Corporate debt	5.00%	DUE	05/01/2042	$194
MOLSON COORS BEVERAGE CO	Corporate debt	5.00%	DUE	05/01/2042	$141
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$71
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$71
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$54
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$23
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$128
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$192
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$346
MORGAN STANLEY	Corporate debt	2.48%	DUE	09/16/2036	$640
MORGAN STANLEY	Corporate debt	4.21%	DUE	04/20/2028	$988
MORGAN STANLEY	Corporate debt	5.30%	DUE	04/20/2037	$633
MORGAN STANLEY	Corporate debt	4.68%	DUE	07/17/2026	$1,238
MORGAN STANLEY	Corporate debt	3.22%	DUE	04/22/2042	$691
MYLAN INC	Corporate debt	4.55%	DUE	04/15/2028	$1,240
MYLAN NV	Corporate debt	5.25%	DUE	06/15/2046	$589
NBN CO LTD	Corporate debt	2.62%	DUE	05/05/2031	$168

43

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
NBN CO LTD	Corporate debt	2.62%	DUE	05/05/2031	$619
NBN CO LTD	Corporate debt	2.62%	DUE	05/05/2031	$69
NBN CO LTD	Corporate debt	6.00%	DUE	10/06/2033	$1,565
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$22
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$12
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$39
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$10
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$13
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$193
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$155
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$244
NEWELL BRANDS INC	Corporate debt	4.70%	DUE	04/01/2026	$407
NEWELL BRANDS INC	Corporate debt	4.70%	DUE	04/01/2026	$162
NEWELL BRANDS INC	Corporate debt	4.70%	DUE	04/01/2026	$488
NEXTERA ENERGY CAPITAL	Corporate debt	3.80%	DUE	03/15/2082	$1,362
NISOURCE FINANCE CORP	Corporate debt	5.80%	DUE	02/01/2042	$78
NISOURCE FINANCE CORP	Corporate debt	5.80%	DUE	02/01/2042	$244
NISOURCE FINANCE CORP	Corporate debt	3.95%	DUE	03/30/2048	$337
NISOURCE FINANCE CORP	Corporate debt	3.95%	DUE	03/30/2048	$183
NISOURCE FINANCE CORP	Corporate debt	3.95%	DUE	03/30/2048	$431
NORDEA BANK AB	Corporate debt	4.62%	DUE	09/13/2033	$659
NORDEA BANK AB	Corporate debt	4.62%	DUE	09/13/2033	$362
O'REILLY AUTOMOTIVE INC	Corporate debt	3.60%	DUE	09/01/2027	$391
O'REILLY AUTOMOTIVE INC	Corporate debt	3.60%	DUE	09/01/2027	$917
OHIO EDISON	Corporate debt	8.25%	DUE	10/15/2038	$126
OHIO EDISON	Corporate debt	8.25%	DUE	10/15/2038	$59
OMEGA HLTHCARE INVESTORS	Corporate debt	3.38%	DUE	02/01/2031	$851
ORACLE CORP	Corporate debt	6.90%	DUE	11/09/2052	$668
OVINTIV INC	Corporate debt	7.10%	DUE	07/15/2053	$450
OVINTIV INC	Corporate debt	7.10%	DUE	07/15/2053	$1,158
OWL ROCK CORE INCOME COR	Corporate debt	4.70%	DUE	02/08/2027	$1,259
PG&E WILDFIRE RECOVERY	Corporate debt	5.10%	DUE	06/01/2052	$2,359
PRA GROUP INC	Corporate debt	7.38%	DUE	09/01/2025	$1,104
PACIFIC GAS & ELECTRIC	Corporate debt	2.50%	DUE	02/01/2031	$381
PACIFIC GAS & ELECTRIC	Corporate debt	3.75%	DUE	07/01/2028	$913
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$17
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$81
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$26
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$325
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$286
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$94
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$885
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$632
PATTERSON UTI ENERGY INC	Corporate debt	5.15%	DUE	11/15/2029	$769
PENNSYLVANIA ELECTRIC CO	Corporate debt	4.15%	DUE	04/15/2025	$294
PENNSYLVANIA ELECTRIC CO	Corporate debt	4.15%	DUE	04/15/2025	$147

44

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
PENNSYLVANIA ELECTRIC CO	Corporate debt	4.15%	DUE	04/15/2025	$245
PETROLEOS MEXICANOS	Corporate debt	6.38%	DUE	01/23/2045	$65
PETROLEOS MEXICANOS	Corporate debt	6.38%	DUE	01/23/2045	$36
PETROLEOS MEXICANOS	Corporate debt	5.35%	DUE	02/12/2028	$108
PETROLEOS MEXICANOS	Corporate debt	5.35%	DUE	02/12/2028	$173
PETROLEOS MEXICANOS	Corporate debt	5.35%	DUE	02/12/2028	$156
PHILLIPS EDISON GROCERY	Corporate debt	2.62%	DUE	11/15/2031	$1,389
PIEDMONT OPERATING PARTN	Corporate debt	2.75%	DUE	04/01/2032	$182
PIEDMONT OPERATING PARTN	Corporate debt	2.75%	DUE	04/01/2032	$280
PIEDMONT OPERATING PARTN	Corporate debt	9.25%	DUE	07/20/2028	$788
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$105
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$210
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$7
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$6
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$180
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$650
PRIME PROPERTYFUND LLC	Corporate debt	2.46%	DUE	10/13/2030	$414
PRIME PROPERTYFUND LLC	Corporate debt	2.56%	DUE	10/13/2032	$1,423
PRIME PROPERTYFUND LLC	Corporate debt	2.71%	DUE	10/13/2035	$280
PROGRESS ENERGY INC	Corporate debt	7.00%	DUE	10/30/2031	$1,719
PUBLIC SERVICE ENTERPRIS	Corporate debt	5.88%	DUE	10/15/2028	$1,455
PUGET ENERGY INC	Corporate debt	5.76%	DUE	10/01/2039	$181
PUGET ENERGY INC	Corporate debt	5.76%	DUE	10/01/2039	$129
PUGET ENERGY INC	Corporate debt	5.76%	DUE	10/01/2039	$171
REGAL REXNORD CORP	Corporate debt	6.05%	DUE	04/15/2028	$750
REGAL REXNORD CORP	Corporate debt	6.40%	DUE	04/15/2033	$1,542
RENSANT CORP	Corporate debt	3.00%	DUE	12/01/2031	$1,238
REXFORD INDUSTRIAL REALTY	Corporate debt	2.12%	DUE	12/01/2030	$312
REXFORD INDUSTRIAL REALTY	Corporate debt	2.12%	DUE	12/01/2030	$253
REXFORD INDUSTRIAL REALTY	Corporate debt	2.12%	DUE	12/01/2030	$101
REYNOLDS AMERICAN INC	Corporate debt	5.85%	DUE	08/15/2045	$80
REYNOLDS AMERICAN INC	Corporate debt	5.85%	DUE	08/15/2045	$283
REYNOLDS AMERICAN INC	Corporate debt	5.85%	DUE	08/15/2045	$259
NATWEST GROUP PLC	Corporate debt	3.07%	DUE	05/22/2028	$2,790
SVB FINANCIAL GROUP	Corporate debt	4.10%	DUE	01/30/3100	$7
SVB FINANCIAL GROUP	Corporate debt	4.25%	DUE	01/30/3100	$20
SAMMONS FINANCIAL GROUP	Corporate debt	4.45%	DUE	05/12/2027	$237
SAMMONS FINANCIAL GROUP	Corporate debt	3.35%	DUE	04/16/2031	$2,033
SAMMONS FINANCIAL GROUP	Corporate debt	4.75%	DUE	04/08/2032	$642
SANDY SPRING BANCORP INC	Corporate debt	4.25%	DUE	11/15/2029	$1,208
SANTOS FINANCE LTD	Corporate debt	3.65%	DUE	04/29/2031	$1,446
SCHWAB CHARLES CORP	Corporate debt	4.00%	DUE	01/30/3100	$1,521
CHARLES SCHWAB CORP	Corporate debt	5.85%	DUE	05/19/2034	$796
SEMPRA ENERGY	Corporate debt	6.00%	DUE	10/15/2039	$54
SEMPRA ENERGY	Corporate debt	6.00%	DUE	10/15/2039	$96
SEMPRA ENERGY	Corporate debt	4.12%	DUE	04/01/2052	$285

45

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
SEMPRA ENERGY	Corporate debt	4.12%	DUE	04/01/2052	$469
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$103
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$40
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$61
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$102
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$132
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$21
SMITHFIELD FOODS INC	Corporate debt	2.62%	DUE	09/13/2031	$628
SMITHFIELD FOODS INC	Corporate debt	2.62%	DUE	09/13/2031	$427
SOCIETE GENERALE	Corporate debt	8.00%	DUE	01/30/3100	$1,147
SOCIETE GENERALE	Corporate debt	8.00%	DUE	01/30/3100	$499
SPIRIT REALTY LP	Corporate debt	3.40%	DUE	01/15/2030	$36
SPIRIT REALTY LP	Corporate debt	2.70%	DUE	02/15/2032	$302
SPRINT CAPITAL CORP	Corporate debt	6.88%	DUE	11/15/2028	$1,409
SPRINT CAPITAL CORP	Corporate debt	8.75%	DUE	03/15/2032	$908
SPRINT CORP	Corporate debt	7.62%	DUE	03/01/2026	$1,514
STORE CAPITAL CORP	Corporate debt	4.50%	DUE	03/15/2028	$719
STORE CAPITAL CORP	Corporate debt	4.50%	DUE	03/15/2028	$858
STORE CAPITAL CORP	Corporate debt	4.50%	DUE	03/15/2028	$696
STORE CAPITAL CORP	Corporate debt	4.50%	DUE	03/15/2028	$649
SYNOVUS BANK GA	Corporate debt	5.62%	DUE	02/15/2028	$1,155
TPG SPECIALTY LENDING IN	Corporate debt	3.88%	DUE	11/01/2024	$1,147
TPG SPECIALTY LENDING IN	Corporate debt	3.88%	DUE	11/01/2024	$373
TAPESTRY INC	Corporate debt	7.00%	DUE	11/27/2026	$461
TARGA RESOURCES PARTNERS	Corporate debt	6.88%	DUE	01/15/2029	$277
TARGA RESOURCES PARTNERS	Corporate debt	6.88%	DUE	01/15/2029	$996
TARGA RESOURCES PARTNERS	Corporate debt	6.88%	DUE	01/15/2029	$277
TARGA RESOURCES PARTNERS	Corporate debt	4.88%	DUE	02/01/2031	$617
TIAA REAL ESTATE CDO LTD	Corporate debt	4.27%	DUE	05/15/2047	$395
TIME WARNER CABLE INC	Corporate debt	6.75%	DUE	06/15/2039	$175
TIME WARNER CABLE INC	Corporate debt	6.75%	DUE	06/15/2039	$125
TIME WARNER CABLE INC	Corporate debt	5.88%	DUE	11/15/2040	$91
TIME WARNER CABLE INC	Corporate debt	5.88%	DUE	11/15/2040	$91
TORONTO DOMINION BANK	Corporate debt	8.12%	DUE	10/31/2082	$1,411
TRITON CONTAINER	Corporate debt	2.05%	DUE	04/15/2026	$1,501
UNITED AIRLINES	Corporate debt	5.88%	DUE	04/15/2029	$900
UNITED AIRLINES	Corporate debt	4.60%	DUE	09/01/2027	$53
UNITED MEXICAN STATES	Corporate debt	4.75%	DUE	03/08/2044	$407
UNITED MEXICAN STATES	Corporate debt	4.75%	DUE	03/08/2044	$258
UNITED MEXICAN STATES	Corporate debt	4.75%	DUE	03/08/2044	$369
UNITED MEXICAN STATES	Corporate debt	4.75%	DUE	03/08/2044	$146
US BANCORP	Corporate debt	5.84%	DUE	06/12/2034	$870
VALLEY NATIONAL BANCORP	Corporate debt	5.25%	DUE	06/15/2030	$2,818
VIACOM INC	Corporate debt	5.85%	DUE	09/01/2043	$632
VICI PROPERTIES NOTE	Corporate debt	3.75%	DUE	02/15/2027	$732
VIRGINIA ELECTRIC & POWER CO	Corporate debt	8.88%	DUE	11/15/2038	$150

46

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
VIRGINIA ELECTRIC & POWER CO	Corporate debt	8.88%	DUE	11/15/2038	$342
VIRGINIA ELECTRIC & POWER CO	Corporate debt	8.88%	DUE	11/15/2038	$274
VIRGINIA ELECTRIC & POWER CO	Corporate debt	8.88%	DUE	11/15/2038	$1,163
VISTRA OPERATIONS CO LLC	Corporate debt	3.55%	DUE	07/15/2024	$1,206
VISTRA OPERATIONS CO LLC	Corporate debt	5.12%	DUE	05/13/2025	$1,190
VITERRA FINANCE BV	Corporate debt	3.20%	DUE	04/21/2031	$190
VITERRA FINANCE BV	Corporate debt	3.20%	DUE	04/21/2031	$582
VODAFONE GROUP PLC	Corporate debt	4.25%	DUE	09/17/2050	$749
WEA FINANCE LLC UK	Corporate debt	3.75%	DUE	09/17/2024	$784
WEA FINANCE LLC UK	Corporate debt	3.75%	DUE	09/17/2024	$355
WEA FINANCE LLC UK	Corporate debt	3.75%	DUE	09/17/2024	$454
WEA FINANCE LLC	Corporate debt	2.88%	DUE	01/15/2027	$798
WEA FINANCE LLC	Corporate debt	2.88%	DUE	01/15/2027	$81
WEA FINANCE LLC	Corporate debt	2.88%	DUE	01/15/2027	$326
WEA FINANCE LLC	Corporate debt	2.88%	DUE	01/15/2027	$83
WEA FINANCE LLC	Corporate debt	2.88%	DUE	01/15/2027	$156
TRADEMARK ROYALTY 2021	Corporate debt	0.00%	DUE	01/31/2050	$3,292
TFORCE HOLDINGS INC	Corporate debt	3.15%	DUE	01/05/2029	$3,239
TFORCE HOLDINGS INC	Corporate debt	3.25%	DUE	01/05/2031	$860
WATERS CORPORATION	Corporate debt	2.25%	DUE	03/03/2031	$3,003
FIRST GAS LIMITED	Corporate debt	2.32%	DUE	03/23/2031	$4,124
HAWAIIAN ELECTRIC COMPANY	Corporate debt	3.28%	DUE	12/30/2040	$2,663
BAIN CAPITAL HOLDINGS LP	Corporate debt	2.69%	DUE	04/15/2033	$3,758
ENVASES UNIVERSALES DE MEXICO	Corporate debt	3.15%	DUE	02/09/2028	$4,621
J P MORGAN ASSET MANAGEMENT S	Corporate debt	2.55%	DUE	01/07/2031	$4,117
SENIOR UNSECURED NOTES	Corporate debt	2.94%	DUE	12/18/2032	$4,136
CENTERPOINT PROPERTIES TRUST	Corporate debt	2.83%	DUE	10/28/2030	$4,203
NATIONAL HOCKEY LEAGUE NHL	Corporate debt	2.82%	DUE	01/06/2026	$3,809
DYAL CAPITAL PARTNERS	Corporate debt	3.65%	DUE	02/22/2041	$2,078
DYAL CAPITAL PARTNERS IV	Corporate debt	3.65%	DUE	02/22/2041	$1,119
WEIR GROUP PLC THE	Corporate debt	2.20%	DUE	05/13/2026	$1,644
WELLS FARGO & COMPANY	Corporate debt	6.30%	DUE	10/23/2029	$1,425
WESTERN & SOUTHERN LIFE	Corporate debt	3.75%	DUE	04/28/2061	$648
YARA INTERNATIONAL ASA	Corporate debt	3.80%	DUE	6/6/2026	$1,255
SWEDBANK AB	Corporate debt	5.62%	DUE	01/30/3100	$786
SWEDBANK AB	Corporate debt	5.62%	DUE	01/30/3100	$197
ING GROEP NV	Corporate debt	6.75%	DUE	01/30/3100	$1,019
CHANEL LIMITED	Corporate debt	2.45%	DUE	10/13/2030	$3,895
FNMA	Fed Agency	3.00%	DUE	1/15/2043	$1,548
FNMA	Fed Agency	3.50%	DUE	1/15/2041	$5,141
FNMA	Fed Agency	4.00%	DUE	4/1/2040	$3,833
FNMA	Fed Agency	5.00%	DUE	1/1/2040	$6,611
FNMA	Fed Agency	5.50%	DUE	1/1/2040	$3,116
FNMA	Fed Agency	5.50%	DUE	1/1/2040	$6,533
GNMA II	Fed Agency	3.00%	DUE	12/15/2043	$15,870
GNMA II	Fed Agency	4.50%	DUE	1/23/2041	$3,271

47

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
US 5YR NOTE CBT MAR 24	Futures	—%	DUE	4/3/2024	$(200)
US 2YR NOTE CBT MAR 24	Futures	—%	DUE	4/3/2024	$(2)
US LONG BOND CBT MAR24	Futures	—%	DUE	3/28/2024	$1,176
US LONG BOND CBT MAR24	Futures	—%	DUE	3/28/2024	$72
US LONG BOND CBT MAR24	Futures	—%	DUE	3/28/2024	$14
US ULTRA BOND CBT MAR 24	Futures	—%	DUE	3/28/2024	$2,810
US 10 YR ULTRA FUT MAR 24	Futures	—%	DUE	3/28/2024	$(167)
FHLMC	Mortgage Backed	3.00%	DUE	3/1/2052	$2,102
FHLMC	Mortgage Backed	4.00%	DUE	8/1/2052	$3,765
FHLMC	Mortgage Backed	4.00%	DUE	9/1/2052	$2,326
FHLMC	Mortgage Backed	5.50%	DUE	10/1/2053	$4,316
FHLMC	Mortgage Backed	2.00%	DUE	12/1/2050	$929
FHLMC	Mortgage Backed	2.00%	DUE	1/1/2051	$1,906
FHLMC	Mortgage Backed	2.50%	DUE	7/1/2051	$5,014
FNMA	Mortgage Backed	4.50%	DUE	6/1/2048	$532
FNMA	Mortgage Backed	3.50%	DUE	6/1/2050	$2,188
FNMA	Mortgage Backed	2.50%	DUE	5/1/2051	$4,106
FNMA	Mortgage Backed	3.00%	DUE	4/1/2052	$3,267
FNMA	Mortgage Backed	3.00%	DUE	4/1/2052	$3,867
FNMA	Mortgage Backed	3.50%	DUE	6/1/2052	$6,733
FNMA	Mortgage Backed	4.50%	DUE	6/1/2052	$4,663
FNMA	Mortgage Backed	4.50%	DUE	7/1/2052	$3,840
FNMA	Mortgage Backed	3.50%	DUE	8/1/2050	$69
FNMA	Mortgage Backed	2.50%	DUE	9/1/2051	$1,090
FNMA	Mortgage Backed	2.50%	DUE	10/1/2051	$3,132
FNMA	Mortgage Backed	2.50%	DUE	10/1/2051	$2,309
FNMA	Mortgage Backed	3.00%	DUE	3/1/2052	$2,132
FNMA	Mortgage Backed	2.50%	DUE	4/1/2052	$5,855
FNMA	Mortgage Backed	5.50%	DUE	6/1/2053	$5,365
FNMA	Mortgage Backed	3.50%	DUE	2/1/2043	$2,030
FNMA	Mortgage Backed	3.00%	DUE	6/1/2032	$298
FNMA	Mortgage Backed	3.00%	DUE	8/1/2032	$125
FNMA	Mortgage Backed	3.50%	DUE	1/1/2048	$1,985
FNMA	Mortgage Backed	5.00%	DUE	6/1/2048	$151
GNMA II	Mortgage Backed	3.50%	DUE	3/20/2047	$1,741
GNMA II	Mortgage Backed	3.00%	DUE	11/20/2049	$2,101
GNMA II	Mortgage Backed	3.00%	DUE	7/20/2049	$1,157
GNMA II	Mortgage Backed	3.00%	DUE	1/20/2050	$2,173
CALIFORNIA STATE	Municipals	7.55%	DUE	4/1/2039	$253
LOUISIANA ST LOCAL GOVT ENVRNM	Municipals	4.47%	DUE	8/1/2039	$1,550
NORTHSTAR EDU FIN INC DE	Municipals	5.62%	DUE	4/1/2042	$1,653
CHICAGO MERCANTILE EXCHANGE	Notional Par Contrac	3.96%	DUE	6/23/2025	$(309)
CHICAGO MERCANTILE EXCHANGE	Notional Par Contrac	3.82%	DUE	6/30/2025	$(401)
CHICAGO MERCANTILE EXCHANGE	Notional Par Contrac	5.06%	DUE	6/30/2033	$198
CHICAGO MERCANTILE EXCHANGE	Notional Par Contrac	5.05%	DUE	6/23/2033	$151
CHICAGO MERCANTILE EXCHANGE	Notional Par Contrac	3.75%	DUE	7/14/2025	$(434)

48

THE CIGNA GROUP 401(k) PLAN, formerly known as CIGNA 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
CHICAGO MERCANTILE EXCHANGE	Notional Par Contrac	5.05%	DUE	7/14/2033	$295
CHICAGO MERCANTILE EXCHANGE	Notional Par Contrac	3.62%	DUE	8/7/2025	$(439)
CHICAGO MERCANTILE EXCHANGE	Notional Par Contrac	5.30%	DUE	8/7/2033	$270
INTERCONTINENTAL EXCHANGE	Notional Par Contrac	100.00%	DUE	12/20/2028	$(1,671)
BCM SWAPTION	Options	2.94%	DUE	12/13/2032	$998
BCM SWAPTION	Options	2.44%	DUE	12/13/2032	$62
BCM SWAPTION	Options	2.62%	DUE	1/31/2033	$80
BCM SWAPTION	Options	3.12%	DUE	1/31/2033	$1,001
BCM SWAPTION USD PAY OPTION	Options	2.94%	DUE	12/13/2032	$(372)
BCM SWAPTION USD PAY OPTION	Options	2.44%	DUE	12/13/2032	$(37)
SELECTIVE INSURANCE GROU	Preferred Stock	—%	DUE	N/A	$1,052
STATE STREET STIF	Sweep Investment	—%	DUE	N/A	$277
STATE STREET STIF	Sweep Investment	—%	DUE	N/A	$797
STATE STREET STIF	Sweep Investment	—%	DUE	N/A	$284
STATE STREET STIF	Sweep Investment	—%	DUE	N/A	$1
STATE STREET STIF	Sweep Investment	—%	DUE	N/A	$500
CASH COLLATERAL	Sweep Investment	—%	DUE	N/A	$(1,858)
US TREASURY N B	US Govt Bonds	3.75%	DUE	11/15/2043	$3,468
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$982
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$245
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$1,263
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$2,455
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$912
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$701
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$701
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$1,122
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$2,455
US TREASURY	US Govt Bonds	1.50%	DUE	11/30/2028	$8,055
US TREASURY N B	US Govt Bonds	3.88%	DUE	1/15/2026	$3,077
US TREASURY N B	US Govt Bonds	3.88%	DUE	1/15/2026	$2,978
US TREASURY N B	US Govt Bonds	3.88%	DUE	1/15/2026	$2,978
US TREASURY N B	US Govt Bonds	3.88%	DUE	1/15/2026	$2,878
US TREASURY N B	US Govt Bonds	3.88%	DUE	1/15/2026	$18,859
US TREASURY N B	US Govt Bonds	4.62%	DUE	11/15/2026	$3,049
OTHER ASSETS					$(34,798)
TOTAL MASS MUTUAL STABLE VALUE					$616,484

Total Investments Held					$12,763,025

•NOTES RECEIVABLE FROM PARTICIPANTS	Participant Loans	2.36% to 10.50% Maturities through 2050			$155,948

Grand Total					$12,918,973

•Indicates party-in-interest to the plan. All investments are participant directed; therefore, cost value has been omitted.

49
Required Information

Financial statements and schedules for The Cigna Group 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are contained in this Annual Report on Form 11-K.

50
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2024

THE CIGNA GROUP 401K PLAN

/s/ Diane Lastinec
Diane Lastinec
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing
23	Consent of Independent Registered Public Accounting Firm	Filed herewith.

51